Exhibit 99.1

ATS CORPORATION

Management's Discussion and Analysis

For the Quarter Ended September 27, 2026

TSX: ATS
NYSE: ATS

Management's Discussion and Analysis
For the Quarter Ended September 27, 2026

This Management's Discussion and Analysis ("MD&A") for the three and six months ended September 27, 2026 ("second quarter of fiscal 2027") is as of November 4, 2026 and provides information on the operating activities, performance and financial position of ATS Corporation ("ATS" or the "Company"). It should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company for the second quarter of fiscal 2027, which have been prepared in accordance with International Accounting Standard ("IAS") 34 – Interim Financial Reporting, and are reported in Canadian dollars. All references to "$" or "dollars" in this MD&A are to Canadian dollars unless otherwise indicated. The Company assumes that the reader of this MD&A has access to, and has read, the audited consolidated financial statements of the Company prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board and the MD&A of the Company for the year ended March 31, 2026 ("fiscal 2026 MD&A"), and accordingly, the purpose of this document is to provide a second quarter of fiscal 2027 update to the information contained in the fiscal 2026 MD&A. Additional information is contained in the Company's filings with Canadian and U.S. securities regulators, including its annual information form for fiscal 2026 ("AIF"), found on the Company's profile on System for Electronic Data Analysis and Retrieval+ ("SEDAR+") at www.sedarplus.com, on the Company's profile on the U.S. Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") website at www.sec.gov, and on the Company's website at www.atsautomation.com.

IMPORTANT NOTES

Forward-Looking Statements
This document contains forward-looking information within the meaning of applicable securities laws. Please see "Forward-Looking Statements" for further information on page 32.

Non-IFRS and Other Financial Measures
Throughout this document, management uses certain non-IFRS financial measures, non-IFRS ratios and supplementary financial measures within the meaning of applicable securities laws to evaluate the performance of the Company. See "Non-IFRS and Other Financial Measures" on page 36 for an explanation of such measures and "Reconciliation of Non-IFRS Measures to IFRS Measures" beginning on page 24 for a reconciliation of non-IFRS measures.

COMPANY PROFILE

ATS is an industry leader in planning, designing, building, commissioning and servicing automated manufacturing and assembly systems - including automation products and test solutions - for a broadly diversified base of customers. ATS' reputation, knowledge, global presence and standard automation technology platforms differentiate the Company and provide competitive advantages in the worldwide manufacturing automation market for life sciences, industrial & consumer, food & beverage, and energy. Founded in 1978, ATS employs over 7,000 people at more than 65 manufacturing facilities and over 85 offices in North America, Europe, Asia and Oceania. The Company's website can be found at www.atsautomation.com. The Company's common shares are traded on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the symbol ATS.

STRATEGY

To create sustainable shareholder value, the Company employs a three-part value creation strategy: Build, Grow and Expand.

Build: To build on the Company's foundation and drive performance improvements, management is focused on the advancement of the ATS Business Model ("ABM"), the pursuit and measurement of value drivers and key performance indicators, a rigorous strategic planning process, succession planning, talent management, employee engagement, and instilling autonomy with accountability.

Grow: To drive organic growth, ATS has developed and implemented growth tools under the ABM, which provide innovation and value to customers and work to grow reoccurring revenues.

Expand: To expand the Company's reach, management is focused on the development of new markets and business platforms, expanding service offerings, investment in innovation and product development, along with strategic and disciplined acquisitions that strengthen ATS.

The Company pursues all of its initiatives by using a strategic capital framework aimed at driving the creation of long-term sustainable shareholder value.

ATS Business Model
The ABM is a business management system that ATS developed with the continuing goal of enabling the Company to pursue its strategies, outpace the growth of its chosen markets, and drive year-over-year continuous improvement. The ABM emphasizes:

•People: developing, engaging and empowering ATS' people to build the best team;

•Process: aligning ATS' people to implement and continuously improve robust and disciplined business processes throughout the organization; and

•Performance: consistently measuring results in order to yield world-class performance for ATS' customers and shareholders.

The ABM is ATS' playbook, serving as the framework to achieve business goals and objectives through disciplined, continuous improvement. The ABM is employed by ATS divisions globally and is supported with extensive training in the use of key problem-solving tools, and applied through various projects to drive continuous improvement. When ATS makes acquisitions, the ABM is quickly introduced to new companies as a means of supporting cultural and business integration.

FINANCIAL HIGHLIGHTS
(In millions of dollars, except per share and margin data)

	Three Months Ended September 27, 2026	Three Months Ended September 28, 2025	Variance	Six Months Ended September 27, 2026	Six Months Ended September 28, 2025	Variance
Revenues	$665.8	$728.5	(8.6)%	$1,359.5	$1,465.2	(7.2)%
Adjusted revenues[1]	$665.8	$728.5	(8.6)%	$1,364.1	$1,465.2	(6.9)%
Net income (loss)	$(5.0)	$33.6	(114.9)%	$(5.3)	$57.9	(109.2)%
Adjusted earnings from operations[1]	$57.4	$79.1	(27.4)%	$125.5	$157.7	(20.4)%
Adjusted earnings from operations margin[2]	8.6%	10.9%	(224)bps	9.2%	10.8%	(156)bps
Adjusted EBITDA[1]	$80.7	$103.7	(22.2)%	$173.4	$205.3	(15.5)%
Adjusted EBITDA margin[2]	12.1%	14.2%	(211)bps	12.7%	14.0%	(130)bps
Basic earnings (loss) per share	$(0.05)	$0.34	(114.7)%	$(0.05)	$0.59	(108.5)%
Adjusted basic earnings per share[1]	$0.27	$0.45	(40.0)%	$0.62	$0.85	(27.1)%
Order Bookings[3]	$827	$734	12.7%	$1,482	$1,427	3.9%

As At	September 27 2026	September 28 2025	Variance
Order Backlog[3]	$2,009	$2,070	(2.9)%
1Non-IFRS financial measure — See "Non-IFRS and Other Financial Measures."
2Non-IFRS ratio — See "Non-IFRS and Other Financial Measures."
3Supplementary financial measure — See "Non-IFRS and Other Financial Measures."

EXECUTIVE UPDATE

Updated fiscal 2027 performance expectations

Management continues to see healthy activity in the Company's pipelines across its chosen end markets, supported by its differentiated technologies, deep domain expertise, and strong customer relationships. In the second quarter of fiscal 2027, Order Bookings were $827 million, including the highest life sciences quarterly total since the second quarter of fiscal 2025, and the Company's second-highest quarter of life sciences Order Bookings on record. Strength in radiopharmaceuticals and medical devices markets drove Order Bookings, resulting in ATS' book-to-bill ratio being approximately 1.05:1 on a trailing-twelve-month basis. Management also continues to see increasing revenue contribution from services and remains well positioned to participate in the long-term growth of the nuclear and radiopharmaceutical markets, although customer awards in these markets can vary in timing and size.

During the second quarter of fiscal 2027, the Company experienced temporary delays in Order Bookings within its non-life sciences businesses, primarily related to packaging automation equipment. These delays reflected a timing shift in customer orders, which was further exacerbated by tariffs imposed under Section 338 of the Tariff Act of 1930 ("Section 338 tariffs") that came into effect in late August 2026 following the breakdown of trade talks between Canada and the U.S. and affected packaging equipment manufactured in Canada and sold into the U.S. As a result of these delays and the execution time for the Company's Order Backlog to convert to revenues, Management does not expect to achieve its previous goals for modest revenue growth and for margin expansion of 50 to 75 basis points in fiscal 2027. Third quarter fiscal 2027 revenues are expected to be $640 million to $680 million. Management's revenue estimates are calculated each quarter based on the assessment of project schedules across all customer contracts in Order Backlog, expectations for faster-turn product and services revenues, expected delivery timing of third-party equipment and operational capacity.

At the end of October the U.S. announced modifications to Section 338 tariffs, which eliminate the impact on a majority of the covered products. This modification is expected to be beneficial to ATS and its affected customers as they digest the various changes over time and advance their capital expenditure plans. The near-term impact has been driven primarily by customer deferral of capital decisions, including as a result of tariff uncertainty, rather than by the Company's ability to serve those customers, or the strength of the Company's pipelines. The Company's global manufacturing footprint provides the flexibility to shift production of tariff-impacted volume to U.S. facilities if needed and the Company has been evaluating such adjustments in consultation with affected customers.

Fixed Cost Transformation Program and margin expansion update

In the second quarter of fiscal 2027, the Company advanced the implementation of its previously announced Fixed Cost Transformation Program, a multi-phase initiative to simplify its operating structure, optimize its global footprint and reduce fixed costs. When completed, the program is designed to deliver $65 million to $75 million of annualized cost savings, equivalent to approximately 250 basis points of adjusted earnings from operations margin. This represents approximately half of the 500 basis points of adjusted earnings from operations margin expansion required to move from ATS' fiscal 2026 base of approximately 10% to the Company's long-term target of 15%. The Company has made initial progress in line with its expectations; however, lower revenues and mix are temporarily offsetting the benefits of the program in the near term. To date, the Fixed Cost Transformation Program has resulted in several announced facility closures, including in Europe, which will result in the reduction of approximately 10% in the Company's overall square footage. As a result of the announced actions from Fixed Cost Transformation and other restructuring activities, the Company expects to reduce its workforce, including subcontractors, by approximately 300 to 400, with additional adjustments expected as further steps in the program are taken.

Of the $21.3 million of restructuring costs recorded in the second quarter of fiscal 2027, approximately half was related to the Fixed Cost Transformation Program. Management continues to expect that payback on restructuring will be less than one year, with some variability depending on jurisdiction.
Given the nature of the facility and reorganization activities involved, implementation is expected to continue over the next 15 months, with benefits accruing progressively as program actions are completed within the original 18-month timeframe.

Management continues to believe that executing on the Company's long-term growth opportunities and operational-improvement initiatives, together with portfolio optimization and cost-reduction activities, including the Fixed Cost Transformation Program, support the Company's achievement of its long-term adjusted earnings from operations margin target of 15%.

Second quarter performance summary

•Second quarter revenues were $665.8 million and decreased by 8.6% year-over-year, due to a more normalized level of GLP-1-related activities compared to the prior year and lower activity in other non-life sciences businesses, partially offset by growth in energy and revenues from services.

•Order Bookings in the second quarter were $827 million, compared to $734 million in the second quarter last year, an increase of 12.7%. The increase primarily reflected the inclusion of large enterprise orders in the current fiscal year, partially offset by lower nuclear refurbishment order activity compared to the prior-year period, primarily based on customer ordering cycles in this space, as expected. The funnel in the Company's chosen markets remains healthy, despite variability in timing and magnitude of Order Bookings.
•Order Backlog of $2,009 million at period-end was 2.9% lower than the second quarter last year. Order Backlog remains distributed across strategic global markets and regulated industries and provides good revenue visibility. The Company is committed to outpacing the growth of its chosen end markets over the long-term.
•Non-cash working capital as a percentage of adjusted revenues1 was 13.4%, The Company had a net debt to pro forma adjusted EBITDA ratio1 at September 27, 2026 of 3.1 times, slightly above the targeted range of 2.0 to 3.0 times. This reflects the Company's lower trailing twelve-month adjusted EBITDA, as well as Management's intentional capital deployment decision to repurchase 2,244,461 common shares under its normal course issuer bid ("NCIB") for $61.3 million. Excluding the impact from the share repurchases, net debt to pro forma adjusted EBITDA ratio1 was 3.0 times. Such share repurchases are one aspect of ATS' capital allocation program, which includes tools to evaluate organic investments, acquisitions and portfolio optimization. As the Company continues to execute its capital allocation program, its net debt to pro forma adjusted EBITDA ratio1 may exceed the target range at times. The Company will pursue such capital allocation opportunities only where they meet Management's disciplined criteria for shareholder value creation and where there is a clear path to returning to the target leverage range within a specified timeframe. The Company's acquisition funnel remains active across a number of its end markets. Based on the execution of the Company's capital allocation program, absent any material acquisitions, Management expects to operate moderately above the range throughout the remainder of fiscal 2027, given Management's fiscal 2027 outlook.
•Adjusted earnings from operations for the quarter were $57.4 million (8.6% adjusted earnings from operations margin), compared to $79.1 million (10.9% adjusted earnings from operations margin) a year ago, primarily due to lower volumes and mix.
ORDER BOOKINGS BY QUARTER

Second quarter of fiscal 2027 Order Bookings were $827 million, a 12.7% year-over-year increase, primarily reflecting a 12.4% increase in organic Order Bookings. By market, Order Bookings in life sciences increased compared to the prior-year period, reflecting continued customer capital investment across a broad range of applications, including large enterprise orders. Order Bookings within life sciences remain well diversified, including orders for radiopharmaceutical applications and for a range of pharmaceutical and medical device automation solutions. Order Bookings decreased in industrial & consumer compared to the prior period a year ago, primarily due to the timing of customer projects and the Company's ongoing portfolio repositioning towards opportunities that support improved profitability and capital efficiency. Order Bookings in food & beverage increased compared to the prior-year period due to the timing of customer orders. Order Bookings in energy decreased compared to the prior-year period primarily due to the timing of customer projects, specifically for nuclear refurbishment projects, and due to strong nuclear refurbishment-related activity in the prior-year period that benefited from several large project awards. Given the nature of the nuclear market, Order Bookings can fluctuate based on the timing of customer investment decisions and project awards. Organic Order Bookings and Organic Order Bookings growth are supplementary financial measures — see "Non-IFRS and Other Financial Measures."
1 Non-cash working capital as a percentage of adjusted revenues, and net debt to pro forma adjusted EBITDA are non-IFRS ratios — see "Non-IFRS and Other Financial Measures."

ORDER BACKLOG CONTINUITY
(In millions of dollars)

	Three Months Ended September 27, 2026	Three Months Ended September 28, 2025	Six Months Ended September 27, 2026	Six Months Ended September 28, 2025
Opening Order Backlog	$1,889	$2,068	$1,958	$2,139
Adjusted Revenues	(666)	(728)	(1,364)	(1,465)
Order Bookings	827	734	1,482	1,427
Order Backlog Adjustments[1]	(41)	(4)	(67)	(31)
Total	$2,009	$2,070	$2,009	$2,070
1Order Backlog adjustments include foreign exchange adjustments, and normal course scope changes and cancellations.

OUTLOOK

Order Backlog by Market
(In millions of dollars)

As at	September 27, 2026	September 28, 2025
Life Sciences	$1,238	$1,144
Industrial & Consumer	312	431
Food & Beverage	223	218
Energy	236	277
Total	$2,009	$2,070

At September 27, 2026, Order Backlog was $2,009 million, 2.9% lower than at September 28, 2025.

The life sciences funnel remains strong and diversified, with opportunities across strategic submarkets such as pharmaceuticals, radiopharmaceuticals and medical devices, partially offsetting lower levels of GLP‑1-related activity compared to recent periods. Management continues to identify opportunities with both new and existing customers across diagnostic and therapeutic radiopharmaceuticals, isotope production, wearable devices, automated pharmacy solutions, contact lenses and pre-filled syringes, as well as integrated life sciences solutions that leverage capabilities from across the Company. Management continues to see strong customer interest in specialized radiopharmaceutical production, containment and automation solutions, supported primarily by increasing adoption of therapeutic applications and ongoing investment in isotope production. As programs advance from clinical development towards commercialization, management continues to observe broader market activity aimed at securing capacity, enhancing supply-chain resilience and supporting reliable, compliant operations in highly regulated environments. ATS' differentiated capabilities in radiopharmaceutical containment systems, integrated automation and lifecycle support position the Company to participate in multiple phases of customer investment across the radiopharmaceutical value chain. ATS continues to strengthen its coordinated go-to-market approach, with initiatives focused on broader market coverage, improved customer engagement and development of a pipeline of opportunities.

Funnel activity in industrial & consumer is stable. While discretionary consumer spending may influence the timing of certain customer investments, the Company continues to broaden its opportunity pipeline across specialized industrial applications. These opportunities allow ATS to deploy its differentiated automation, testing and high-speed assembly capabilities into higher-value areas such as data center infrastructure, warehouse packaging automation and other mission-critical production environments.

Funnel activity in food & beverage remains strong despite lower order activity in certain markets, particularly global tomato processing, following elevated investment levels in recent years. ATS continues to see opportunities across its core and adjacent end markets and is expanding its opportunity set beyond tomato processing into fresh fruit processing, secondary processing and packaging applications. Customer demand is increasingly focused on solutions that improve productivity and reduce operating costs, rather than investments primarily intended to add capacity. In addition, customers' equipment replacement requirements may support investment activity even during periods of softer underlying demand. Through its market position and capabilities, management believes it is well positioned to participate as customer investment activity improves over time.

Funnel activity in energy remains strong, supported by industry investment in energy security, infrastructure modernization and new power generation capacity to support data center needs. Within nuclear, demand related to CANDU reactor refurbishment and life-extension programs continues to support capital project opportunities in the near term and lifecycle service opportunities over the longer term. ATS is also engaged in front-end engineering, design and prototype-equipment development for small modular reactors and conventional new builds. As customer programs advance, ATS can support automation for modular fabrication and assembly, fuel fabrication and related manufacturing processes, as well as fuel handling and other specialized testing systems designed for reliable and repeatable operation in high-risk environments. Opportunities in fuel fabrication are also emerging as customers seek to strengthen domestic supply chains and invest in the facilities and equipment required to support future reactor deployment. Based on management's assessment of where ATS' capabilities can be deployed, the Company's addressable opportunity on a reactor program may represent a low-single-digit percentage of total customer capital expenditure, depending on the application.

After-sales revenues and reoccurring revenues, which ATS defines as revenues from ancillary products and services associated with equipment sales, and revenues from customers who purchase non-customized ATS products at regular intervals, are expected to provide some balance to customers' capital expenditure cycles. Management expects reoccurring revenues to be in the range of 25%-35% on a trailing-twelve-month basis and remains focused on expanding this proportion of the business over time. After-sales service revenues are accretive to the Company's overall margin, and growth in this proportion is expected to support the Company's margin expansion targets.

Across its end markets, ATS' competitive position is reinforced by a broad base of differentiated technologies, products and engineering know-how developed across the portfolio. These capabilities include precision and high-speed assembly systems for medical-device applications, modular sterile-filling platforms that integrate containment, inspection and magnetic conveyance, and adaptable automation platforms that can be deployed across emerging industrial applications. The Company is also advancing practical artificial intelligence and data-enabled automation applications combining machine vision, data, analytics and machine learning with automated equipment and lifecycle service offerings. Current applications include advanced inspection and sorting, digital tools for regulated workflows, and solutions intended to improve equipment performance, maintenance and operator effectiveness. These capabilities are at varying stages of development and are expected to support higher-value automation solutions and lifecycle service opportunities across complex and regulated applications.

Customers seeking to de-risk or enhance supply chain resiliency, address skilled worker shortages or combat higher labour costs present ongoing and future opportunities for ATS. Management believes that the underlying trends driving customer demand for ATS solutions, including growing labour constraints, production onshoring or reshoring and the need for scalable, high-quality, energy-efficient production, remain favourable. In addition, funnel growth in markets where sustainability requirements are a focus for customers — including nuclear and grid battery storage, as well as consumer goods packaging — provides ATS with opportunities to use its capabilities to respond to customer needs, such as global and regional requirements to reduce carbon emissions.

See "Executive Update" for management's discussion on timing dynamics associated with Order Bookings, organic revenue growth in fiscal 2027 and earnings from operations margin. The Company continues to have high conviction in the breadth and ongoing diversification of its opportunity pipeline, including continued momentum in radiopharmaceutical and nuclear markets and growth in service-related revenues. Over the long term, ATS' objective remains to grow revenue at a rate that exceeds the underlying growth of its chosen end markets, supported by its technology differentiation, global scale and disciplined execution of the ABM.

Order Backlog of $2,009 million is expected to help mitigate some of the impact of quarterly variability in Order Bookings on revenues in the short term. The Company's Order Backlog includes several large enterprise programs that have longer periods of performance and therefore longer revenue recognition cycles, particularly in life sciences.

The Company's initiatives to improve adjusted earnings from operations margin include restructuring and reorganization programs (see "Executive Update" and "Reorganization and Transformation Activity").

A portion of the savings generated through the Company's restructuring and reorganization programs is being reinvested in higher-growth areas, including the Company's radiopharmaceutical and related businesses, where management sees significant long-term opportunity. These investments are intended to strengthen ATS' competitive position in markets supported by long-term secular growth drivers while maintaining a disciplined approach to cost and capital allocation. As noted above, the Company's long-term adjusted earnings from operations margin target of 15% remains unchanged.

Management's approach to long-term value creation is centered on disciplined execution of the Company's Growth Algorithm, which is designed to drive sustainable growth in per-share cash generation. The Growth Algorithm combines organic growth, disciplined acquisitions, margin expansion and improved working-capital efficiency, while supporting continued investment in differentiated technologies, lifecycle services and strategic acquisitions. Together, these priorities are intended to enhance the quality, resilience and growth of the Company's earnings and cash flow profile. Management also considers return on invested capital and cash return on investment as part of its capital allocation framework. This framework is intended to balance growth, profitability and capital efficiency across organic investments, acquisitions and operational improvement initiatives, with the objective of maximizing long-term shareholder value.

Supplier lead times are generally acceptable across key categories; however, inflationary and other cost increases, including those related to tariffs (see "Tariffs"), as well as price and lead-time volatility, may continue to disrupt the timing and progress of the Company's margin expansion efforts and may affect revenue recognition. Over time, achieving management's margin target assumes that the Company will successfully implement its margin expansion initiatives, and that such initiatives will result in improvements to its adjusted earnings from operations margin that offset these shorter-term pressures (see "Forward-Looking Statements" for a description of the risks underlying the achievement of the margin target in future periods).

The timing and geographies of customer capital expenditure decisions on larger opportunities, including as a result of their evaluations of tariffs, can cause variability in Order Bookings from quarter to quarter (see "Tariffs"). Revenues in a given period are dependent on a combination of the volume of outstanding projects the Company is contracted to perform, the size and duration of those projects, and the timing of project activities including design, assembly, testing, and installation. Given the specialized nature of the Company's offerings, the size and scope of projects vary based on customer needs. The Company seeks to achieve revenue growth organically and by identifying strategic acquisition opportunities that provide access to attractive end markets and new products and technologies and deliver hurdle-rate returns.

As management increases its focus on cash returns, improving non-cash working capital velocity and asset utilization more broadly are clear priorities within the Company's operating models. These priorities are intended to support stronger cash generation and improved returns on invested capital. The Company's long-term goal is to maintain its investment in non-cash working capital as a percentage of annualized revenues below 15%, although fluctuations are expected on a quarter-over-quarter basis. The Company expects that continued cash flows from operations, together with cash and cash equivalents on hand and credit available under operating and long-term credit facilities, will be sufficient to fund its requirements for investments in non-cash working capital and capital assets, and to fund strategic investment plans including some potential acquisitions. Acquisitions could result in additional debt or equity financing requirements for the Company. Non-cash working capital as a percentage of adjusted revenues is a non-IFRS ratio — see "Non-IFRS and Other Financial Measures."

The Company continues to make progress with its plans to integrate acquired companies, and expects to realize cost and revenue synergies consistent with announced integration plans.

Reorganization and Transformation Activity
Total restructuring expenses
Total restructuring expenses in the second quarter of fiscal 2027 were $21.3 million, with approximately half related to the Fixed Cost Transformation Program.

Fixed Cost Transformation Program
In the second quarter of fiscal 2027, the Company recorded restructuring expenses primarily related to its European Footprint Consolidation and the activities described above. See "Executive Update" for second quarter of fiscal 2027 updates relating to this initiative.

Transportation reorganization and other restructuring activities
The Company completed the restructuring activities announced in the fourth quarter of fiscal 2026 in the second quarter of fiscal 2027.

At quarter end, two U.S. facilities and one German facility were held for sale, with one U.S. facility expected to be structured as a sale and leaseback following quarter end. Subsequent to quarter end, the Company completed the sale of the two U.S. facilities for consideration of $71.2 million, resulting in an estimated gain on disposal of approximately $12.2 million. The Company entered into an agreement to lease back one of the facilities to support the growth of the nuclear business in the U.S. The transaction will be recognized in the third quarter of fiscal 2027. Proceeds from the sale of these facilities are expected to fund restructuring activities and other costs of exiting businesses.

Tariffs
The majority of the Company's shipments from Canada into the U.S. fall within the current terms of the U.S.-Mexico-Canada trade agreement ("USMCA"). In 2026, the U.S. declined to agree to extend the USMCA in its current form, triggering annual joint reviews that will continue until the parties either agree to an extension or the agreement expires on July 1, 2036. Although the USMCA remains in full force and effect, the annual review process, and the ability of any party to withdraw from the agreement on six months' written notice, creates potential long-term uncertainty regarding North American free trade compounded by additional tariffs imposed by the U.S. on certain goods from various jurisdictions globally, including Canada and Europe; and further tariffs and trade agreements continue to be discussed. The uncertainty of Section 338 tariffs has had a more material impact during the quarter than previously anticipated, primarily affecting packaging equipment and customer decision making based on expected tariff impacts. Subsequent changes to tariff policy may reduce the impact of these tariffs on the Company going forward, although the effect of such changes may not translate immediately into Order Bookings and revenues. The Company does not currently expect tariffs imposed under Section 301 of the Trade Act of 1974 ("Section 301 tariffs") to have a material impact and continues to assess the application of these tariffs. Management continues to actively monitor the situation as it evolves and is taking steps to mitigate risks where possible while continuing to offer support to customers based on their needs, which may include onshoring or reshoring production. Supply chain impacts resulting from shifting trade dynamics have been largely mitigated through alternative sourcing, along with pricing strategies. While the Company could see impacts over time arising from unmitigated costs related to the tariffs themselves, potential supplier price increases, and the timing and geographic shifts in customers' capital deployment, ATS' global footprint and decentralized operating model, supported by the ABM, provide some flexibility to address potential disruptions over the long term. On a trailing-twelve-month basis, the Company's equipment and product adjusted revenues from its Canadian and European operations being sold into the U.S. remained consistent with the range previously disclosed of just over 20% of the Company's adjusted revenues.

DETAILED ANALYSIS

CONSOLIDATED RESULTS
(In millions of dollars, except per share data)

	Three Months Ended September 27, 2026	Three Months Ended September 28, 2025	Six Months Ended September 27, 2026	Six Months Ended September 28, 2025
Revenues	$665.8	$728.5	$1,359.5	$1,465.2
Cost of revenues	476.3	510.6	980.1	1,027.5
Selling, general and administrative	144.6	149.4	298.6	300.5
Restructuring costs	21.3	—	27.0	2.5
Stock-based compensation (recovery)	0.4	(6.7)	6.4	1.7
Earnings from operations	$23.2	$75.2	$47.4	$133.0
Net finance costs	$22.2	$24.4	$42.9	$50.0
Income tax expense	6.0	17.2	9.8	25.1
Net income (loss)	$(5.0)	$33.6	$(5.3)	$57.9
Basic earnings (loss) per share	$(0.05)	$0.34	$(0.05)	$0.59

Non-IFRS Financial Measures[1]	Three Months Ended September 27, 2026	Three Months Ended September 28, 2025	Six Months Ended September 27, 2026	Six Months Ended September 28, 2025
Adjusted revenues[2]	$665.8	$728.5	$1,364.1	$1,465.2
Adjusted earnings from operations	$57.4	$79.1	$125.5	$157.7
EBITDA	$60.5	$114.6	$124.9	$209.8
Adjusted EBITDA	$80.7	$103.7	$173.4	$205.3
Adjusted basic earnings per share	$0.27	$0.45	$0.62	$0.85
1Non-IFRS financial measures — see "Non-IFRS and Other Financial Measures."
2The transportation reorganization in the first quarter included a decrease to revenue which was recorded to reflect the completion of legacy customer programs.

Consolidated Adjusted Revenues
(In millions of dollars)

Adjusted revenues by type	Three Months Ended September 27, 2026	Three Months Ended September 28, 2025	Six Months Ended September 27, 2026	Six Months Ended September 28, 2025
Revenues from construction contracts	$324.4	$401.6	$688.2	$823.1
Services rendered	179.1	168.8	361.9	332.9
Sale of goods	162.3	158.1	314.0	309.2
Total adjusted revenues[1]	$665.8	$728.5	$1,364.1	$1,465.2

Adjusted revenues by market	Three Months Ended September 27, 2026	Three Months Ended September 28, 2025	Six Months Ended September 27, 2026	Six Months Ended September 28, 2025
Life Sciences	$355.8	$374.5	$701.6	$753.2
Industrial & Consumer	136.4	178.2	312.0	362.4
Food & Beverage	99.6	124.8	216.6	263.2
Energy	74.0	51.0	133.9	86.4
Total adjusted revenues[1]	$665.8	$728.5	$1,364.1	$1,465.2
1Unless otherwise noted, all below commentary is on adjusted revenues.
Second quarter fiscal 2027 revenues were 8.6% or $62.7 million lower than in the corresponding period a year ago, primarily reflecting a year-over-year decrease in organic revenue (excluding contributions from acquired companies and foreign exchange translation) of $66.1 million or 9.1%, partially offset by the positive impact of foreign exchange translation. Revenues generated from construction contracts decreased 19.2% or $77.2 million from the prior period primarily due to lower Order Backlog entering the period. Revenues from services increased 6.1% or $10.3 million, primarily due to organic revenue growth on higher Order Backlog entering the period and the positive impact of foreign exchange translation. Revenues from the sale of goods increased 2.7% or $4.2 million, which included a positive impact from foreign exchange translation. Organic revenue is a non-IFRS financial measure - see "Non IFRS and Other Financial Measures."

By market, revenues generated in life sciences decreased $18.7 million or 5.0% year-over-year. This was primarily due to timing of both customer capital allocation as well as project execution. Revenues in industrial & consumer decreased $41.8 million or 23.5% compared to the prior year as a result of lower activity in certain legacy industrial applications, as the Company continues to reposition its capabilities towards other strategic areas. Revenues generated in food & beverage decreased $25.2 million or 20.2% from the corresponding period last year due to lower Order Backlog entering the period, in addition to timing of project execution. Revenues in energy increased $23.0 million or 45.1% year-over-year primarily related to execution of nuclear projects.

Revenues for the six months ended September 27, 2026 were 7.2% or $105.7 million lower than in the prior year. On an adjusted basis, revenues were 6.9% or $101.1 million lower than the prior year, primarily reflecting a decrease in organic revenue (excluding contributions from acquired companies and foreign exchange translation) of $113.5 million or 7.7%, partially offset by a 0.8% positive impact of foreign exchange translation. Revenues generated from construction contracts decreased 16.4% or $134.9 million primarily due to lower Order Backlog entering the year. Revenues from services increased 8.7% or $29.0 million primarily due to organic revenue growth on higher Order Backlog entering the period and the positive impact of foreign exchange translation. Revenues from the sale of goods increased 1.6% or $4.8 million, which included a positive impact from foreign exchange translation.
By market, revenues in the first six months of fiscal 2027 from life sciences decreased $51.6 million or 6.9% over the prior period primarily due to timing of both customer capital allocation and project execution. Revenues in industrial & consumer decreased $50.4 million or 13.9%, primarily as a result of lower activity in certain legacy industrial applications. Revenues generated in food & beverage decreased $46.6 million or 17.7% from the prior period due to lower Order Backlog entering the period in addition to timing of project execution. Revenues in energy increased $47.5 million or 55.0% over the prior period due to organic revenue growth on higher Order Backlog entering the fiscal year, including execution of nuclear projects.

Cost of revenues. At $476.3 million, second quarter of fiscal 2027 cost of revenues decreased by $34.3 million, or 6.7%, compared to the corresponding period a year ago, primarily due to lower revenues. Second quarter fiscal 2027 gross margin was 28.5% (or 28.6% on adjusted revenues and excluding cost of revenues from other reorganization-related costs of $0.9 million), compared to 29.9% in the corresponding period a year ago. The year-over-year decrease in gross margin on adjusted revenues excluding adjusting items was 131 basis points, primarily due to the impact of lower revenue volumes.

Year-to-date gross margin was 27.9% (or 29.3% on adjusted revenues and excluding cost of revenues of $2.3 million from the transportation reorganization, cost of revenues from the services reorganization of $4.2 million, impairment costs relating to the software-focused businesses reorganization of $7.1 million, and cost of revenues from other reorganization-related costs of $2.4 million), compared to 29.9% in the corresponding period a year ago. The year-to-date gross margin on adjusted revenues excluding adjusting items decreased primarily due to the impact on margin of lower revenues, partially offset by program mix including the impact of increased higher-margin after-sales service revenues.

Selling, general and administrative expenses. SG&A expenses for the second quarter of fiscal 2027 were $144.6 million and included $14.0 million of costs related to the amortization of identifiable intangible assets on business acquisitions, $0.1 million of incremental costs related to the Company's acquisition activity, $1.4 million of CEO inducement costs, and $0.3 million related to other reorganization-related costs. Excluding these items, SG&A expenses were $128.8 million in the second quarter of fiscal 2027. Comparably, SG&A expenses for the second quarter of fiscal 2026 were $134.5 million, which excluded $14.8 million of costs related to the amortization of identifiable intangible assets on business acquisitions, and $0.1 million of incremental costs related to the Company's acquisition activity. Lower SG&A expenses in the second quarter of fiscal 2027 primarily reflected the impact of lower employee costs. The CEO inducement costs are recognized over the term of the award, which will be paid April 1, 2027.

For the six months ended September 27, 2026, SG&A expenses were $298.6 million, which included $28.2 million of costs related to the amortization of identifiable intangible assets on business acquisitions, $0.2 million of incremental costs related to the Company's acquisition activity, $0.5 million from the SG&A impact of the services reorganization, $0.7 million from the SG&A impact of the transportation reorganization, $0.9 million related to other reorganization-related costs, and $2.8 million of CEO inducement costs. Excluding these costs, SG&A expenses were $265.3 million. Comparably, SG&A expenses for the six months ended September 28, 2025 were $270.9 million, which excluded $29.2 million of expenses related to the amortization of identifiable intangible assets on business acquisitions, and $0.4 million of incremental costs related to the Company's acquisition activity. Excluding these costs, lower SG&A expenses for the six months ended September 27, 2026 primarily reflected lower employee costs, partially offset by foreign exchange translation.

Restructuring costs. Restructuring costs for the three and six months ended September 27, 2026 were $21.3 million and $27.0 million, respectively, compared to nil and $2.5 million in the corresponding periods a year ago. For further information on the restructuring costs, refer to "Reorganization and Transformation Activity" on page 9.

Stock-based compensation. Stock-based compensation expense was $0.4 million in the second quarter of fiscal 2027 and included a $3.8 million recovery of revaluation expenses from deferred share units ("DSUs") and restricted share units ("RSUs"), resulting from the change in the market price of the Company's common shares between periods ("stock-based compensation revaluation expenses"). Comparably, stock-based compensation expense was a recovery of $6.7 million in the corresponding period a year ago, which included a $3.7 million recovery of stock-based compensation revaluation expenses, in addition to a $7.3 million reversal of previously recorded stock-based compensation expense due to the departure of the Company's former CEO.

For the six months ended September 27, 2026, stock-based compensation expense was $6.4 million, which included a $2.8 million recovery of stock-based compensation revaluation expenses. This is compared to a stock-based compensation expense of $1.7 million a year earlier, which included a $0.1 million recovery of stock-based compensation revaluation expenses, in addition to a $7.3 million reversal of previously recorded stock-based compensation expense due to the departure of the Company's former CEO.

Earnings and adjusted earnings from operations
(in millions of dollars)

	Three Months Ended September 27, 2026	Three Months Ended September 28, 2025	Six Months Ended September 27, 2026	Six Months Ended September 28, 2025
Earnings from operations	$23.2	$75.2	$47.4	$133.0
Amortization of acquisition-related intangible assets	14.0	14.8	28.2	29.2
Acquisition-related transaction costs	0.1	0.1	0.2	0.4
Restructuring charges[2]	21.3	—	27.0	2.5
Stock-based compensation forfeiture[3]	—	(7.3)	—	(7.3)
Transportation reorganization[4]	—	—	7.6	—
Services reorganization[5]	—	—	4.7	—
CEO inducement	1.4	—	2.8	—
Software-focused businesses reorganization	—	—	7.1	—
Other reorganization-related costs[6]	1.2	—	3.3	—
Mark to market portion of stock-based compensation	(3.8)	(3.7)	(2.8)	(0.1)
Adjusted earnings from operations[1]	$57.4	$79.1	$125.5	$157.7
1Non-IFRS financial measure — see "Non-IFRS and Other Financial Measures."
2Approximately half of the restructuring costs recognized in the second quarter of fiscal 2027 related to the Fixed Cost Transformation Program.
3Reversal of previously recorded stock-based compensation expense due to the departure of the Company's former CEO.
4Included in the year-to-date transportation reorganization costs was a decrease of $4.6 million of revenue, a $2.3 million increase in cost of revenues and a $0.7 million increase in SG&A expense.
5Included in the year-to-date services reorganization is a $3.5 million increase to cost of revenues, $0.7 million of amortization charges recorded to cost of revenues, and $0.5 million increase to SG&A expense.
6Included in the year-to-date other reorganization-related costs is a $2.4 million increase to cost of revenues, a $0.3 million increase to SG&A expense, and $0.6 million of amortization recorded to SG&A expense.

Second quarter fiscal 2027 earnings from operations were $23.2 million (3.5% operating margin) compared to $75.2 million (10.3% operating margin) in the second quarter a year ago. Operating margin is a supplementary financial measure — see "Non-IFRS and Other Financial Measures." Second quarter fiscal 2027 earnings from operations included $14.0 million related to amortization of acquisition-related intangible assets, $0.1 million of incremental costs for the Company's acquisition activity, $21.3 million of restructuring charges, $1.4 million related to CEO inducement costs, $1.2 million of other reorganization-related costs, and a $3.8 million recovery of stock-based compensation revaluation expenses. Second quarter fiscal 2026 earnings from operations included $14.8 million of amortization of acquisition-related intangible assets, $0.1 million of incremental costs for acquisition activity, $7.3 million of stock-based compensation recovery due to forfeiture of unvested awards, and a $3.7 million recovery of stock-based compensation revaluation expense.

Excluding these items in both quarters, adjusted earnings from operations were $57.4 million (8.6% adjusted earnings from operations margin), compared to $79.1 million (10.9% adjusted earnings from operations margin) a year ago. The second quarter of fiscal 2027 adjusted earnings from operations primarily reflected lower revenues.

For the six months ended September 27, 2026, earnings from operations were $47.4 million (3.5% operating margin), compared to $133.0 million (9.1% operating margin) a year ago. Earnings from operations included $28.2 million related to amortization of acquisition-related intangible assets, $0.2 million of incremental costs related to the Company's acquisition activity, $27.0 million of restructuring charges, $7.6 million related to the impact of the transportation reorganization, $4.7 million related to the impact of the services reorganization, $2.8 million related to CEO inducement costs, $7.1 million related to the software-focused businesses reorganization, $3.3 million of other reorganization-related costs, and a $2.8 million recovery of stock-based compensation revaluation expenses of cash-settled awards recorded to stock-based compensation. For the six months ended September 28, 2025, earnings from operations included $29.2 million related to amortization of acquisition-related intangible assets, $0.4 million of incremental costs related to the Company's acquisition activity, $2.5 million of restructuring charges, $7.3 million of stock-based compensation recovery due to forfeiture of unvested awards, and a $0.1 million recovery of stock-based compensation revaluation expenses.

Excluding these items in both years, adjusted earnings from operations were $125.5 million (9.2% margin), compared to $157.7 million (10.8% margin) in the corresponding period a year ago. Decreased adjusted earnings from operations primarily reflected lower revenues and mix. Adjusted earnings from operations is a non-IFRS financial measure — see "Non-IFRS and Other Financial Measures" and "Reconciliation of Non-IFRS Measures to IFRS Measures."

Net finance costs. Net finance costs were $22.2 million in the second quarter of fiscal 2027, compared to $24.4 million a year ago. For the six months ended September 27, 2026, finance costs were $42.9 million compared to $50.0 million a year ago. For the six months ended September 27, 2026, the decrease primarily reflected reduced average borrowings versus the prior-year period.

Income tax expense. For the three and six months ended September 27, 2026, the Company's effective income tax rates of 604.0% and 217.2%, respectively, differed from the combined Canadian basic federal and provincial income tax rate of 26.5% primarily due to losses in certain entities where an income tax benefit has not been recognized in relation to reorganization activities.

After adjusting for the impact of current year non-IFRS adjustments, in addition to the tax impact for losses where an income tax benefit has not been recognized, the adjusted effective tax rates for the three and six months ended September 27, 2026 were 26.1% and 26.9%, respectively, compared to 20.3% and 22.5%, respectively, for the periods ending September 28, 2025. Adjusted effective tax rate is a non-IFRS ratio — see "Non-IFRS and Other Financial Measures" and "Reconciliation of Non-IFRS Measures to IFRS Measures."

Net income (loss). Net loss for the second quarter of fiscal 2027 was $5.0 million ((5) cents per share basic), compared to net income of $33.6 million (34 cents per share basic and diluted) for the second quarter of fiscal 2026. The decrease primarily reflected lower revenues. Adjusted basic earnings per share were 27 cents compared to 45 cents in the second quarter of fiscal 2026.

For the six months ended September 27, 2026, net loss was $5.3 million ((5) cents per share basic and diluted), a decrease of $63.2 million (and $0.64 per share basic) compared to a year ago. This was primarily the result of lower revenues. Adjusted basic earnings per share were $0.62 for the six months ended September 27, 2026 compared to $0.85 in the corresponding period a year ago. Adjusted basic earnings per share is a non-IFRS financial measure — see "Non-IFRS and Other Financial Measures" and "Reconciliation of Non-IFRS Measures to IFRS Measures."

Other Non-IFRS Measures of Performance
(In millions of dollars)

	Three Months Ended September 27, 2026	Three Months Ended September 28, 2025	Six Months Ended September 27, 2026	Six Months Ended September 28, 2025
Earnings from operations	$23.2	$75.2	$47.4	$133.0
Depreciation and amortization	37.3	39.4	77.5	76.8
EBITDA[1]	$60.5	$114.6	$124.9	$209.8
Restructuring charges[2]	21.3	—	27.0	2.5
Acquisition-related transaction costs	0.1	0.1	0.2	0.4
Stock-based compensation forfeiture[3]	—	(7.3)	—	(7.3)
Transportation reorganization	—	—	7.6	—
Services reorganization[4]	—	—	4.0	—
CEO inducement	1.4	—	2.8	—
Software-focused businesses reorganization	—	—	7.1	—
Other reorganization-related costs[5]	1.2	—	2.6	—
Mark to market portion of stock-based compensation	(3.8)	(3.7)	(2.8)	(0.1)
Adjusted EBITDA[1]	$80.7	$103.7	$173.4	$205.3
1Non-IFRS financial measure — See "Non-IFRS and Other Financial Measures."
2Approximately half of the restructuring costs recognized in the second quarter of fiscal 2027 related to the Fixed Cost Transformation Program.
3Reversal of previously recorded stock-based compensation expense due to the departure of the Company's former CEO.
4Year-to-date services reorganization costs incurred in the quarter include $0.7 million of amortization costs arising from a change in useful lives of certain assets. These amounts are excluded from the reconciling adjustment as they are already excluded in the calculation of EBITDA.
5Year-to-date other reorganization-related costs incurred in the quarter include $0.6 million of amortization costs arising from a change in useful lives of certain assets. These amounts are excluded from the reconciling adjustment as they are already excluded in the calculation of EBITDA.

Depreciation and amortization expense was $37.3 million in the second quarter of fiscal 2027, compared to $39.4 million a year ago.
EBITDA was $60.5 million (9.1% EBITDA margin) in the second quarter of fiscal 2027 compared to $114.6 million (15.7% EBITDA margin) in the second quarter of fiscal 2026. EBITDA for the second quarter of fiscal 2027 included $21.3 million of restructuring charges, $0.1 million of incremental costs related to acquisition activity, $1.4 million related to CEO inducement costs, $1.2 million of other reorganization-related costs, and a $3.8 million recovery of stock-based compensation revaluation expense. EBITDA for the corresponding period in the prior year included $0.1 million of incremental costs related to acquisition activity, $7.3 million of stock-based compensation recovery due to forfeiture of unvested awards, and $3.7 million recovery of stock-based compensation revaluation expenses. Excluding these amounts, adjusted EBITDA was $80.7 million (12.1% adjusted EBITDA margin), compared to $103.7 million (14.2% adjusted EBITDA margin) for the corresponding period in the prior year. Lower adjusted EBITDA primarily reflected lower revenues. EBITDA and adjusted EBITDA are non-IFRS financial measures and EBITDA margin and adjusted EBITDA margin are non-IFRS ratios — see "Non-IFRS and Other Financial Measures."

Depreciation and amortization expense was $77.5 million for the first six months of fiscal 2027, compared to $76.8 million a year ago.

EBITDA was $124.9 million (9.2% EBITDA margin) in the first six months of fiscal 2027 compared to $209.8 million (14.3% EBITDA margin) a year ago. EBITDA for the first six months of fiscal 2027 included $27.0 million of restructuring charges, $0.2 million of incremental costs related to the Company's acquisition activity, $7.6 million related to the impact of the transportation reorganization,

$4.0 million related to the impact of the services reorganization, $2.8 million related to CEO inducement costs, $7.1 million related to the software-focused businesses reorganization, $2.6 million of other reorganization-related costs, and a $2.8 million recovery of stock-based compensation revaluation expenses of cash-settled awards. EBITDA a year ago included $2.5 million of restructuring charges, $0.4 million of incremental costs related to the Company's acquisition activity, $7.3 million of stock-based compensation recovery due to forfeiture of unvested awards, and a $0.1 million recovery of stock-based compensation revaluation expenses. Excluding these amounts in both periods, adjusted EBITDA was $173.4 million (12.7% adjusted EBITDA margin), compared to $205.3 million (14.0% adjusted EBITDA margin) a year ago. Lower adjusted EBITDA primarily reflected lower revenues. EBITDA and adjusted EBITDA are non-IFRS financial measures, and EBITDA margin and adjusted EBITDA margin are non-IFRS ratios — see "Non-IFRS and Other Financial Measures" and "Reconciliation of Non-IFRS Measures to IFRS Measures."

SHARE DATA
During the first six months of fiscal 2027, 22,921 stock options were exercised. At November 4, 2026, the total number of common shares outstanding was 95,885,092. There were also 1,144,314 stock options outstanding to acquire common shares of the Company and 1,103,797 RSUs outstanding that may be settled in ATS common shares where deemed advisable by the Company, as an alternative to cash payments. A portion of the RSUs are subject to the performance vesting conditions of the Company's RSU plan.

In fiscal 2023, a trust was created for the purpose of purchasing common shares of the Company on the stock market. The common shares are being held in trust and may be used to settle some or all of the RSU grants when such RSU grants are fully vested. During the three and six months ended September 27, 2026, 66,339 shares were purchased for $2.6 million and placed in the trust. The trust is included in the Company's interim condensed consolidated financial statements with the value of the acquired common shares presented as a reduction of share capital.

NORMAL COURSE ISSUER BID

On December 18, 2025, the Company announced that the TSX had accepted a notice filed by the Company of its intention to make an NCIB. Under the NCIB, ATS may purchase for cancellation up to a maximum of 8,225,621 common shares during the 12-month period ending December 21, 2026.

During the three and six months ended September 27, 2026, the Company purchased 2,244,461 common shares under the NCIB program for $61.3 million. At September 27, 2026, a total of 5,981,160 common shares remained available for repurchase under the current NCIB.
Some purchases under the NCIB may be made pursuant to an automatic share purchase plan between ATS and its broker. This plan enables the purchase of common shares when ATS would not ordinarily be active in the market due to internal trading blackout periods, insider trading rules, or otherwise. ATS security holders may obtain a copy of the notice, without charge, upon request from the Secretary of the Company. The NCIB program is viewed by the Company as one component of an overall capital structure strategy and complementary to its acquisition growth plans.

INVESTMENTS, LIQUIDITY, CASH FLOW AND FINANCIAL RESOURCES
Liquidity, Cash Flow and Financial Resources
(In millions of dollars, except ratios)

As at	September 27, 2026	March 31, 2026
Cash and cash equivalents	$231.0	$285.0
Debt-to-equity ratio[1]	0.92:1	0.89:1
1Debt is calculated as bank indebtedness, long-term debt and lease liabilities. Equity is calculated as total equity less accumulated other comprehensive income.

	Three Months Ended September 27, 2026	Three Months Ended September 28, 2025	Six Months Ended September 27, 2026	Six Months Ended September 28, 2025
Cash, beginning of period	$198.9	$188.6	$285.0	$225.9
Total cash provided by (used in):
Operating activities	80.7	28.5	70.3	184.3
Investing activities	(18.0)	(18.4)	(32.6)	(34.6)
Financing activities	(31.2)	(2.7)	(95.2)	(179.6)
Net foreign exchange difference	0.6	1.3	2.3	1.3
Initial adoption of amendments to IFRS 9	—	—	1.2	—
Cash, end of period	$231.0	$197.3	$231.0	$197.3

In the second quarter of fiscal 2027, cash flows provided by operating activities were $80.7 million compared to $28.5 million provided by operating activities in the corresponding period a year ago. The increase in cash flow from operations was primarily attributed to the timing of investments in non-cash working capital.

In the six months ended September 27, 2026, cash flows provided by operating activities were $70.3 million compared to $184.3 million provided by operating activities a year ago. The year-over-year change is primarily attributed to the first quarter of fiscal 2026 collection of the settlement amount with an electric vehicle ("EV") customer in addition to timing of investments in non-cash working capital.

In the second quarter of fiscal 2027, the Company's investment in non-cash working capital decreased $46.7 million compared to June 28, 2026. On a year-to-date basis, investment in non-cash working capital decreased $1.1 million; accounts receivable decreased by 0.5%, or $2.5 million, while net contracts in progress decreased 10.5%, or $13.6 million, compared to March 31, 2026, primarily due to the timing of billings relative to certain customer contracts. The Company actively manages its accounts receivable, contract asset and contract liability balances through billing terms on long-term contracts and collection efforts. Inventories increased 2.2%, or $6.4 million compared to March 31, 2026. Deposits and prepaid assets increased 0.5% or $0.5 million compared to March 31, 2026. Accounts payable and accrued liabilities decreased 2.2% or $13.6 million compared to March 31, 2026 due to timing of supplier billings and payments. Provisions increased 20.9% or $6.7 million compared to March 31, 2026 primarily due to restructuring costs recognized in connection with previously announced restructuring activities and the Fixed Cost Transformation Program.
The free cash flow of the Company for the six months ended September 27, 2026 was an inflow of $36.5 million, compared to an inflow of $149.6 million a year ago, primarily due to the prior year including collection on the negotiated settlement with an EV customer in the first quarter of fiscal 2026, partially offset by decreased investment in non-cash working capital. The Company has a multi-year free cash flow target of 100% of net income. Free cash flow is a non-IFRS financial measure — see "Non-IFRS and Other Financial Measures" and "Reconciliation of Non-IFRS Measures to IFRS Measures."

Non-cash working capital as a percentage of adjusted revenues was 13.4% at September 27, 2026 compared to 12.1% at March 31, 2026. Non-cash working capital as a percentage of adjusted revenues is a non-IFRS ratio — see "Non-IFRS and Other Financial Measures."

Cash investments in property, plant and equipment totalled $16.2 million in the first six months of fiscal 2027, primarily related to construction of new facilities, in addition to purchases of production equipment and computer hardware. Intangible asset expenditures were $17.6 million in the first six months of fiscal 2027, primarily related to various internal development projects and computer software. Capital expenditures for fiscal 2027 for tangible assets and intangible assets are expected to be between $60 million and $80 million, just below the Company's previously disclosed range. The Company adds capacity to support growth while continuing to invest in innovation. This investment is based on the needs of the business and timing of projects, and management continues to build flexibility into plans for the balance of the year.

At September 27, 2026, the Company had $966.7 million of unutilized multipurpose credit, including letters of credit, available under existing credit facilities and an additional $277.2 million available under letter of credit facilities.

On December 4, 2025, the Company amended its senior secured credit facility (the "Credit Facility"), extending the maturity date to December 4, 2029. The Credit Facility consists of (i) a $900.0 million secured committed revolving line of credit and (ii) a fully drawn $150.0 million secured term credit facility. The Company incurred transaction costs of $2.6 million which were deferred and are being amortized over the term of the Credit Facility. The Credit Facility is secured by the Company's assets, including a pledge of shares of certain of the Company's subsidiaries. Certain of the Company's subsidiaries also provide guarantees under the Credit Facility. At September 27, 2026, the Company had utilized $190.0 million under the Credit Facility, of which $190.0 million was classified as long-term debt (March 31, 2026 - $200.0 million) and $nil by way of letters of credit (March 31, 2026 - $nil).
The Credit Facility is available in Canadian dollars by way of prime rate advances, Term CORRA advances and/or Daily Compounded CORRA advances, in U.S. dollars by way of base rate advances and/or Term SOFR advances, in Euros by way of EURIBOR advances, in British pounds sterling by way of Daily Simple SONIA advances, and by way of letters of credit for certain purposes. The interest rates applicable to the Credit Facility are determined based on a net debt-to-EBITDA ratio as defined in the Credit Facility. For prime rate advances and base rate advances, the interest rate is equal to the agent's prime rate or the agent's U.S. dollar base rate in Canada, respectively, plus a margin ranging from 0.45% to 2.00%. For Term CORRA advances, Daily Compounded CORRA advances, Term SOFR advances, EURIBOR advances and Daily Simple SONIA advances, the interest rate is equal to the Term CORRA rate, the Daily Compounded CORRA rate, the Term SOFR rate, the EURIBOR rate or the Daily Simple SONIA rate, respectively, plus a margin that varies from 1.45% to 3.00%. The Company pays a fee for usage of financial letters of credit that ranges from 1.45% to 3.00%, and a fee for usage of non-financial letters of credit that ranges from 0.97% to 2.00%. The Company pays a standby fee on the unadvanced portions of the amounts available for advance or drawdown under the Credit Facility at rates ranging from 0.29% to 0.60%. The Company's Credit Facility is subject to changes in market interest rates. Changes in economic conditions outside of the Company's control could result in higher interest rates, thereby increasing its interest expense. The Company uses a variable for fixed interest rate swap to hedge a portion of its Credit Facility (see "Risk Management").

The Credit Facility is subject to financial covenants including a net debt-to-EBITDA test and an interest coverage test. Under the terms of the Credit Facility, the Company is restricted from encumbering any assets with certain permitted exceptions. At September 27, 2026, all of the covenants were met.

The Company has additional credit facilities available of $111.6 million (40.0 million EUR, U.S. $24.0 million, 110.0 million THB, 2.5 million GBP, 5.0 million CNY, $1.0 million AUD and $1.8 million CAD). The total amount outstanding on these facilities as at September 27, 2026 was $4.2 million, of which $2.4 million was classified as bank indebtedness (March 31, 2026 - $6.7 million), $1.8 million was classified as long-term debt (March 31, 2026 - $1.9 million) and $nil by way of letters of credit (March 31, 2026 - $nil). The interest rates applicable to the credit facilities range from 3.05% to 7.00% per annum, in local currency. A portion of the long-term debt is secured by certain assets of the Company.

The Company's U.S. $350.0 million aggregate principal amount of senior notes (the "U.S. Senior Notes") were issued at par, bear interest at a rate of 4.125% per annum and mature on December 15, 2028. After December 15, 2023, the Company may redeem the U.S. Senior Notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the U.S. Senior Notes. If the Company experiences a change of control, the Company may be required to repurchase the U.S. Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the U.S. Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The U.S. Senior Notes contain customary covenants that restrict, subject to certain exceptions and thresholds, some of the activities of the Company and its subsidiaries, including the Company's ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates. At September 27, 2026, all of the covenants were met. Subject to certain exceptions, the U.S. Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the Credit Facility. Transaction fees of $8.1 million were deferred and are being amortized over the term of the U.S. Senior Notes. The Company uses a cross-currency interest rate swap instrument to hedge a portion of its U.S. Senior Notes (see "Risk Management").

On August 21, 2024, the Company completed a private placement of $400.0 million aggregate principal amount of CAD Senior Notes. The CAD Senior Notes were issued at par, bear interest at a rate of 6.50% per annum and mature on August 21, 2032. On December 19, 2024, the Company completed a private placement of an additional $200.0 million of CAD Senior Notes, bringing the total amount of CAD Senior Notes issued to $600.0 million. The additional CAD Senior Notes were issued at a premium of $1.3 million which is classified as long-term debt. The Company may redeem the CAD Senior Notes, at any time after August 21, 2027, in whole or in part, at specified redemption prices and subject to certain conditions required by the CAD Senior Notes. If the Company experiences a change of control, the Company may be required to repurchase the CAD Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the CAD Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The CAD Senior Notes contain customary covenants that restrict, subject to certain exceptions and thresholds, some of the activities of the Company and its subsidiaries, including the Company's ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates. Transaction fees of $9.6 million were deferred and are being amortized over the term of the CAD Senior Notes. At September 27, 2026, all of the covenants were met. Subject to certain exceptions, the CAD Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the Credit Facility.

Contractual Obligations
(In millions of dollars)

The Company's contractual obligations are as follows as at September 27, 2026:

	Payments Due by Period
	Total	<1 Year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	>5 Years
Bank indebtedness	$2.4	$2.4	$—	$—	$—	$—	$—
Long-term debt obligations[1]	1,571.3	59.6	59.8	544.5	229.3	39.3	638.8
Lease liability obligations[1]	165.4	41.1	34.9	28.1	24.7	17.6	19.0
Purchase obligations	283.7	264.9	16.1	2.4	0.2	0.1	—
Accounts payable and accrued liabilities	608.8	608.8	—	—	—	—	—
Total	$2,631.6	$976.8	$110.8	$575.0	$254.2	$57.0	$657.8
1Long-term debt obligations and lease liability obligations include principal and interest.

The Company's off-balance sheet arrangements consist of purchase obligations, primarily commitments for material purchases, which have been entered into in the normal course of business.

In accordance with industry practice, the Company is liable to customers for obligations relating to contract completion and timely delivery. In the normal conduct of its operations, the Company may provide letters of credit as security for advances received from customers pending delivery and contract performance. In addition, the Company provides letters of credit for post-retirement obligations and may provide letters of credit as security on equipment under lease and on order. As at September 27, 2026, the total value of outstanding letters of credit was approximately $274.4 million (March 31, 2026 - $283.9 million).

In the normal course of operations, the Company is party to a number of lawsuits, claims and contingencies. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company does not believe that the ultimate outcome of these matters will have a material impact on its interim condensed consolidated financial statements.

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company minimizes this risk by limiting counterparties to major financial institutions and monitoring their creditworthiness. The Company's credit exposure to forward foreign exchange contracts is the current replacement value of contracts that are in a gain position. The Company is also exposed to credit risk from its customers. Substantially all of the Company's trade accounts receivable are due from customers in a variety of industries and, as such, are subject to normal credit risks from their respective industries. The Company regularly monitors customers for changes in credit risk. The Company does not believe that any single market or geographic region represents significant credit risk. Credit risk concentration, with respect to trade receivables, is mitigated as the Company primarily serves large, multinational customers and obtains receivables insurance in certain instances.

FINANCIAL INSTRUMENTS

The Company has various financial instruments including cash and cash equivalents, trade accounts receivable, bank indebtedness, trade accounts payable and accrued liabilities and long-term debt which are used in the normal course of business to maintain operations. The Company uses derivative financial instruments to help manage and mitigate various risks that the business faces.

RISK MANAGEMENT

An interest rate risk exists with financial instruments held by the Company, which is the risk that the fair value of future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company manages interest rate risk on a portfolio basis and seeks financing terms in individual arrangements that are most advantageous, taking into account all relevant factors.

The Company uses a variable for fixed interest rate swap as a derivative financial instrument to hedge a portion of its interest rate risk. Effective November 21, 2023, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on the $300.0 million outstanding on the Company's Credit Facility at that date, to a fixed 4.044% interest rate for the period November 4, 2024 to November 4, 2026. On March 16, 2026, the Company discontinued hedge accounting on the $150.0 million revolver portion of the Credit Facility due to a repayment of the hedged item. The $150.0 million term loan remains in the pre-existing hedging relationship.

On March 16, 2026, the Company entered into a forward starting variable for fixed interest rate swap instrument to swap the variable interest rate on the $150.0 million outstanding on the term loan to a fixed 3.264%. The terms of the hedging relationship will be effective November 4, 2026 and will end on November 4, 2028, aligned with the terms of the Company's Credit Facility.

A credit risk exists with financial instruments held by the Company, which is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. The Company attempts to mitigate this risk by following policies and procedures surrounding accepting work with new customers, and performing work for a large variety of multinational customers in diversified industries.

There is a liquidity risk, which is the risk that the Company may encounter difficulties in meeting obligations associated with some financial instruments. This is managed by ensuring, to the extent possible, that the Company will have sufficient liquidity to meet its liabilities when they become due.
FOREIGN EXCHANGE RISK

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency of the Canadian dollar, through borrowings in currencies other than its functional currency and through its investments in its foreign-based subsidiaries.
The Company's Canadian operations generate significant revenues in major foreign currencies, primarily U.S. dollars, which exceed the natural hedge provided by purchases of goods and services in those currencies. In order to manage a portion of this foreign currency exposure, the Company has entered into forward foreign exchange contracts. The timing and amount of these forward foreign exchange contract requirements are estimated based on existing customer contracts on hand or anticipated, current conditions in the Company's markets and the Company's past experience. Certain of the Company's foreign subsidiaries will also enter forward foreign exchange contracts to hedge identified balance sheet, revenue and purchase exposures. The Company's forward foreign exchange contract hedging program is intended to mitigate movements in currency rates primarily over a one- to twenty-four-month period.

The Company uses cross-currency interest rate swaps as derivative financial instruments to hedge a portion of its foreign exchange risk related to its U.S. Senior Notes as well as its Euro-denominated net investment.

On December 5, 2024, the Company entered into a cross-currency interest rate swap instrument to swap U.S. $175.0 million into Canadian dollars to hedge a portion of its foreign exchange risk related to its U.S. Senior Notes. The Company will receive interest of 4.125% U.S. per annum and pay interest of 3.128% Canadian. The terms of the hedging instrument will end on December 15, 2027.

On December 5, 2024, the Company entered into a cross-currency interest rate swap instrument to swap 165.3 million Euros into Canadian dollars to hedge its Euro-denominated net investment. The Company will receive interest of 3.128% Canadian per annum and pay interest of 2.645% Euros. The terms of the hedging relationship will end on December 15, 2027.

In addition, from time to time, the Company may hedge the foreign exchange risk arising from foreign currency debt, intercompany loans, net investments in foreign-based subsidiaries and committed acquisitions through the use of forward foreign exchange contracts or other non-derivative financial instruments. The Company uses hedging as a risk management tool, not to speculate.

Period Average Exchange Rates in Canadian Dollars

	Period End Actual Exchange Rates			Three Months Ended Avg Exchange Rates			Six Months Ended Avg Exchange Rates
	September 27, 2026	September 28, 2025	% change	September 27, 2026	September 28, 2025	% change	September 27, 2026	September 28, 2025	% change
U.S. dollar	1.414	1.394	1.4%	1.398	1.377	1.5%	1.391	1.381	0.7%
Euro	1.612	1.631	(1.2)%	1.610	1.610	—%	1.610	1.589	1.3%

CONSOLIDATED QUARTERLY RESULTS
(In millions of dollars, except per share amounts)

	Q2 2027	Q1 2027	Q4 2026	Q3 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025
Revenues	$665.8	$693.7	$747.1	$760.7	$728.5	$736.7	$574.2	$652.0
Adjusted revenues[1]	$665.8	$698.3	$744.3	$760.7	$728.5	$736.7	$721.1	$652.0
Earnings (loss) from operations	$23.2	$24.2	$8.1	$57.7	$75.2	$57.8	$(113.6)	$33.1
Adjusted earnings from operations[1]	$57.4	$68.1	$76.8	$79.9	$79.1	$78.6	$74.3	$65.7
Net income (loss)	$(5.0)	$(0.3)	$(16.2)	$30.0	$33.6	$24.3	$(68.9)	$6.5
Basic earnings (loss) per share	$(0.05)	$—	$(0.16)	$0.31	$0.34	$0.25	$(0.70)	$0.07
Diluted earnings (loss) per share	$(0.05)	$—	$(0.16)	$0.30	$0.34	$0.25	$(0.70)	$0.06
Adjusted basic earnings per share[1]	$0.27	$0.35	$0.36	$0.48	$0.45	$0.41	$0.41	$0.32
Order Bookings[2]	$827	$656	$704	$821	$734	$693	$863	$883
Order Backlog[3]	$2,009	$1,889	$1,958	$2,053	$2,070	$2,068	$2,139	$2,060
1Non-IFRS financial measure — See "Non-IFRS and Other Financial Measures" and "Reconciliation of Non-IFRS Measures to IFRS Measures."
2Supplementary financial measure —See "Non-IFRS and Other Financial Measures" and "Order Bookings by Quarter."
3Supplementary financial measure — See "Non-IFRS and Other Financial Measures" and "Order Backlog Continuity."

Interim financial results are not necessarily indicative of annual or longer-term results because capital equipment markets served by the Company tend to be cyclical in nature. Operating performance quarter to quarter is also affected by the timing of revenue recognition on large programs in Order Backlog, which is impacted by such factors as customer delivery schedules, the timing of receipt of third-party components, and by the timing of acquisitions. General economic trends, product life cycles and product changes may impact revenues and operating performance. ATS typically experiences some seasonality with its Order Bookings, revenues and earnings from operations due to employee vacations, seasonality of growing seasons within the food industry and summer plant shutdowns by its customers.

RELATED PARTY TRANSACTIONS

There were no significant related party transactions in the first six months of fiscal 2027.

Reconciliation of Non-IFRS Measures to IFRS Measures
(In millions of dollars, except per share data)

The following table reconciles adjusted revenues to the most directly comparable IFRS measure (revenues):

	Three Months Ended September 27, 2026	Three Months Ended September 28, 2025	Six Months Ended September 27, 2026	Six Months Ended September 28, 2025
Revenues	$665.8	$728.5	$1,359.5	$1,465.2
Transportation reorganization[1]	—	—	4.6	—
Adjusted revenues	$665.8	$728.5	$1,364.1	$1,465.2
1The transportation reorganization included a decrease to revenue and was recorded to reflect the impact of completing legacy customer programs — see "Reorganization and Transformation Activity."

The following table reconciles adjusted EBITDA and EBITDA to the most directly comparable IFRS measure (net income (loss)):

	Three Months Ended September 27, 2026	Three Months Ended September 28, 2025	Six Months Ended September 27, 2026	Six Months Ended September 28, 2025
Adjusted EBITDA	$80.7	$103.7	$173.4	$205.3
Less: Restructuring charges[1]	21.3	—	27.0	2.5
Less: Acquisition-related transaction costs	0.1	0.1	0.2	0.4
Less: Stock-based compensation forfeiture[2]	–	(7.3)	—	(7.3)
Less: Transportation reorganization	–	—	7.6	—
Less: Services reorganization[3]	–	—	4.0	—
Less: CEO inducement	1.4	—	2.8	—
Less: Software-focused businesses reorganization	–	—	7.1	—
Less: Other reorganization-related costs[4]	1.2	—	2.6	—
Less: Mark to market portion of stock-based compensation	(3.8)	(3.7)	(2.8)	(0.1)
EBITDA	$60.5	$114.6	$124.9	$209.8
Less: Depreciation and amortization expense	37.3	39.4	77.5	76.8
Earnings from operations	$23.2	$75.2	$47.4	$133.0
Less: Net finance costs	22.2	24.4	42.9	50.0
Less: Income tax expense	6.0	17.2	9.8	25.1
Net income (loss)	$(5.0)	$33.6	$(5.3)	$57.9
1Approximately half of the restructuring costs recognized in the second quarter of fiscal 2027 related to the Fixed Cost Transformation Program.
2Reversal of previously recorded stock-based compensation expense due to the departure of the Company's former CEO.
3Year-to-date services reorganization costs incurred in the quarter include $0.7 million of amortization costs arising from a change in useful lives of certain assets. These amounts are excluded from the reconciling adjustment as they are already excluded in the calculation of EBITDA.
4Other reorganization-related costs incurred in the quarter include $0.6 million of amortization costs arising from a change in useful lives of certain assets. These amounts are excluded from the reconciling adjustment as they are already excluded in the calculation of EBITDA.

The following table reconciles adjusted earnings from operations, adjusted net income, and adjusted basic earnings per share to the most directly comparable IFRS measures (net income (loss) and basic earnings (loss) per share):

	Three Months Ended September 27, 2026					Three Months Ended September 28, 2025
	Earnings from operations	Finance costs	Income tax recovery	Net income (loss)	Basic EPS	Earnings from operations	Finance costs	Income tax expense (recovery)	Net income	Basic EPS
Reported (IFRS)	$23.2	$(22.2)	$(6.0)	$(5.0)	$(0.05)	$75.2	$(24.4)	$(17.2)	$33.6	$0.34
Amortization of acquisition- related intangibles	14.0	—	—	14.0	0.14	14.8	—	—	14.8	0.15
Restructuring charges[1]	21.3	—	—	21.3	0.22	—	—	—	—	—
Acquisition-related transaction costs	0.1	—	—	0.1	—	0.1	—	—	0.1	—
Stock-based compensation forfeiture[2]	—	—	—	—	—	(7.3)	—	—	(7.3)	(0.07)
CEO inducement	1.4	—	—	1.4	0.02	—	—	—	—	—
Other reorganization-related costs	1.2	—	—	1.2	0.01	—	—	—	—	—
Mark to market portion of stock-based compensation	(3.8)	—	—	(3.8)	(0.04)	(3.7)	—	—	(3.7)	(0.04)
Adjustment to income tax expense[3]	—	—	(3.2)	(3.2)	(0.03)	—	—	6.1	6.1	0.07
Adjusted (non-IFRS)	$57.4			$26.0	$0.27	$79.1			$43.6	$0.45
1Approximately half of the restructuring costs recognized in the second quarter of fiscal 2027 related to the Fixed Cost Transformation Program.
2Reversal of previously recorded stock-based compensation expense due to the departure of the Company's former CEO.
3For a breakdown of items included in adjustments to income tax expense (recovery) see reconciliation of adjusted effective income tax rate table.

	Six Months Ended September 27, 2026					Six Months Ended September 28, 2025
	Earnings from operations	Finance costs	Income tax recovery	Net income (loss)	Basic EPS	Earnings from operations	Finance costs	Income tax expense (recovery)	Net income	Basic EPS
Reported (IFRS)	$47.4	$(42.9)	$(9.8)	$(5.3)	$(0.05)	$133.0	$(50.0)	$(25.1)	$57.9	$0.59
Amortization of acquisition- related intangibles	28.2	—	—	28.2	0.29	29.2	—	—	29.2	0.30
Restructuring charges[1]	27.0	—	—	27.0	0.28	2.5	—	—	2.5	0.03
Acquisition-related transaction costs	0.2	—	—	0.2	—	0.4	—	—	0.4	—
Stock-based compensation forfeiture[2]	—	—	—	—	—	(7.3)	—	—	(7.3)	(0.08)
Transportation reorganization	7.6	—	—	7.6	0.08	—	—	—	—	—
Services reorganization	4.7	—	—	4.7	0.05	—	—	—	—	—
CEO inducement	2.8	—	—	2.8	0.03	—	—	—	—	—
Software-focused businesses reorganization	7.1	—	—	7.1	0.07	—	—	—	—	—
Other reorganization-related costs	3.3	—	—	3.3	0.03	—	—	—	—	—
Mark to market portion of stock-based compensation	(2.8)	—	—	(2.8)	(0.03)	(0.1)	—	—	(0.1)	—
Adjustment to income tax expense (recovery)[3]		—	(12.4)	(12.4)	(0.13)	—	—	0.9	0.9	0.01
Adjusted (non-IFRS)	$125.5			$60.4	$0.62	$157.7			$83.5	$0.85
1Approximately half of the restructuring costs recognized in the second quarter of fiscal 2027 related to the Fixed Cost Transformation Program.
2Reversal of previously recorded stock-based compensation expense due to the departure of the Company's former CEO.
3For a breakdown of items included in adjustments to income tax expense (recovery) see reconciliation of adjusted effective income tax rate table.

The following table reconciles organic revenue to adjusted revenues, which have been reconciled to the most directly comparable IFRS measure (revenues) earlier in the document:

	Three Months Ended September 27, 2026	Three Months Ended September 28, 2025	Six Months Ended September 27, 2026	Six Months Ended September 28, 2025
Organic revenue	$662.4	$689.9	$1,351.7	$1,375.6
Revenues of acquired companies	—	14.6	—	43.1
Impact of foreign exchange rate changes	3.4	24.0	12.4	46.5
Total adjusted revenues	$665.8	$728.5	$1,364.1	$1,465.2
Organic revenue growth	(9.1)%		(7.7)%

The following table reconciles non-cash working capital as a percentage of adjusted revenues to the most directly comparable IFRS measures:

As at	September 27, 2026	March 31, 2026
Accounts receivable	$521.2	$523.7
Income tax receivable	17.7	10.4
Contract assets	406.7	436.8
Inventories	301.6	295.2
Deposits, prepaids and other assets	95.4	94.9
Accounts payable and accrued liabilities	(608.8)	(622.4)
Income tax payable	(39.8)	(34.1)
Contract liabilities	(290.8)	(307.3)
Provisions	(38.8)	(32.1)
Non-cash working capital	$364.4	$365.1
Trailing six-month adjusted revenues annualized	$2,728.2	$3,009.8
Working capital %	13.4%	12.1%

The following table reconciles net debt to the most directly comparable IFRS measures:

As at	September 27, 2026	March 31, 2026
Cash and cash equivalents	$231.0	$285.0
Bank indebtedness	(2.4)	(6.7)
Current portion of lease liabilities	(36.7)	(35.2)
Current portion of long-term debt	(0.2)	(0.2)
Long-term lease liabilities	(109.9)	(119.5)
Long-term debt	(1,274.0)	(1,274.6)
Net Debt	$(1,192.2)	$(1,151.2)
Pro Forma Adjusted EBITDA (TTM)	$381.3	$413.0
Net Debt to Pro Forma Adjusted EBITDA	3.1x	2.8x

The following table reconciles free cash flow to the most directly comparable IFRS measures:

	Three Months Ended September 27, 2026	Three Months Ended September 28, 2025	Six Months Ended September 27, 2026	Six Months Ended September 28, 2025
Cash flows provided by operating activities	$80.7	$28.5	$70.3	$184.3
Acquisition of property, plant and equipment	(8.2)	(8.1)	(16.2)	(15.2)
Acquisition of intangible assets	(10.0)	(10.2)	(17.6)	(19.5)
Free cash flow	$62.5	$10.2	$36.5	$149.6

The following table calculates the adjusted effective tax rate based on net income before income taxes including adjusting items and adjusted income tax expense:

(in millions of dollars)	Three Months Ended September 27, 2026	Three Months Ended September 28, 2025	Six Months Ended September 27, 2026	Six Months Ended September 28, 2025
Earnings from operations	$23.2	$75.2	$47.4	$133.0
Amortization of acquisition-related intangible assets	14.0	14.8	28.2	29.2
Acquisition-related transaction costs	0.1	0.1	0.2	0.4
Restructuring charges	21.3	—	27.0	2.5
Stock-based compensation forfeiture	—	(7.3)	—	(7.3)
Transportation reorganization	—	—	7.6	—
Services reorganization	—	—	4.7	—
CEO inducement	1.4	—	2.8	—
Software-focused businesses reorganization	—	—	7.1	—
Other reorganization-related costs	1.2	—	3.3	—
Mark to market portion of stock-based compensation	(3.8)	(3.7)	(2.8)	(0.1)
Adjusted earnings from operations	57.4	79.1	125.5	157.7
Net finance costs	22.2	24.4	42.9	50.0
Income before income taxes including adjusting items	35.2	54.7	82.6	107.7

Income tax expense	6.0	17.2	9.8	25.1
Estimated tax impact of adjusting items	7.4	0.9	16.6	6.1
Tax impact of unrecognized losses relating to reorganization activities	(4.2)	—	(4.2)	—
Additional tax provision related to the departure of the Company's former CEO in the fiscal year	—	(1.6)	—	(1.6)
Impact of tax rate change on deferred tax assets	—	(5.4)	—	(5.4)
Adjusted income tax expense	9.2	11.1	22.2	24.2

Adjusted effective income tax rate	26.1%	20.3%	26.9%	22.5%

Certain non-IFRS financial measures exclude the impact on stock-based compensation expense of the revaluation of RSUs and DSUs resulting specifically from the change in market price of the Company's common shares between periods. Management believes the adjustment provides further insight into the Company's performance.

The following table reconciles total stock-based compensation expense to its components:

	Q2 2027	Q1 2027	Q4 2026	Q3 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025
Total stock-based compensation expense (recovery)	$0.4	$6.0	$2.5	$4.5	$(6.7)	$8.4	$(2.3)	$5.1
Less: stock-based compensation forfeiture[1]	—	—	—	—	(7.3)	—	—	—
Less: mark to market portion of stock-based compensation	(3.8)	1.1	0.1	1.4	(3.7)	3.6	(3.4)	1.4
Base stock-based compensation expense	$4.2	$4.9	$2.4	$3.1	$4.3	$4.8	$1.1	$3.7
1Reversal of previously recorded stock-based compensation expense due to departure of the Company's former CEO within the related fiscal year.

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the Company's interim condensed consolidated financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities at the end of the reporting period. Uncertainty about these estimates, judgments and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The Company based its assumptions on information available when the interim condensed consolidated financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the estimates as they occur.

There have been no material changes to the critical accounting estimates described in the Company's fiscal 2026 MD&A.

Macroeconomic environment
The Company continues to operate in an uncertain macroeconomic environment influenced by various factors, including cross-border tariffs, interest rate changes, inflation, supply chain dynamics and other impediments and uncertainties related to cross-border trade, geopolitical issues, regional conflicts, and the impacts of any pandemic or epidemic outbreak or resurgence. Any of these factors, alone or in combination, could affect the global and Canadian economies, which could adversely affect the Company's business, operations and customers. ATS monitors these dynamic macroeconomic conditions to assess any potential impacts on the business, financial results, and conditions of the Company. Management also monitors and assesses the impact of these factors on its judgments, estimates, accounting policies, and amounts recognized in the Company's interim condensed consolidated financial statements.

CONTROLS AND PROCEDURES

The Chief Executive Officer ("CEO") and the interim Chief Financial Officer ("interim CFO") of the Company are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Company. The control framework used in the design of disclosure controls and procedures and internal control over financial reporting is the "Internal Control – Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Management is required to complete an evaluation of the design and operating effectiveness of the Company's disclosure controls and procedures which was conducted as of September 27, 2026 under the supervision of the CEO and interim CFO as required by CSA National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings as well as Rule 13a-15(e) and Rules 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). The evaluation included documentation, review, enquiries and other procedures considered appropriate in the circumstances. Based on that evaluation, the CEO and the interim CFO have concluded that the Company's disclosure controls and procedures were not effective as of September 27, 2026, due to the material weakness in the Company's internal controls over financial reporting as previously identified in the Controls and Procedures section of the fiscal 2026 MD&A.

Management, including the CEO and interim CFO, does not expect that the Company's disclosure controls or internal controls over financial reporting will prevent or detect all errors and all fraud or will be effective under all potential future conditions. A control system is subject to inherent limitations and, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met.

Remediation plan for the material weakness
In response to the material weakness identified in the fiscal 2026 MD&A, management, with oversight of the Audit Committee of the Board of Directors of the Company, is continuing to implement effective internal controls to address the identified material weakness.

Management is implementing an upgrade of the existing enterprise resource planning ("ERP") system in one of its international divisions. The upgraded ERP system went live during the quarter and is currently undergoing post-implementation stabilization. The upgraded ERP system will support the implementation of an effective control design over the completeness and accuracy of data used in the performance of business controls and enhance internal controls through increased process automation. Management continues to evaluate and implement the related controls as part of its remediation activities.

Senior management has discussed the material weakness with the Audit Committee, which will continue to review progress on these remediation activities. While management believes these actions will contribute to the remediation of the material weakness, the corrective processes and related procedures have not yet been completed. Until the remediation steps set forth above are fully designed, implemented, and operate for a sufficient period of time such that they can be concluded to be operating effectively, the material weakness described above will not be considered remediated. No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the remaining material weakness described above or prevent the occurrence of other material weaknesses in the Company's ICFR in the future. As the Company continues to evaluate and work to improve its internal control over financial reporting, management may take additional measures to address control deficiencies.

Changes in internal control over financial reporting
Except for the remediation activities described above, there have been no other significant changes in the Company's internal controls over financial reporting that have materially affected, or are reasonably likely to affect, internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain statements that may constitute forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). All such statements are made pursuant to the "safe harbour" provisions of Canadian provincial and territorial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts regarding possible events, conditions or results of operations that ATS believes, expects or anticipates will or may occur in the future, including, but not limited to: the value creation strategy; the Company's strategy to expand through development of new markets and business platforms, expanding service offerings, investment in innovation and product development, and strategic and disciplined acquisitions, and the expected benefits to be derived therefrom; the ABM and possible margin improvements as a result from the execution of the ABM, including the timelines to achieve such improvements; the development of the Company's data-enabled automation capabilities; various core and end market opportunities for ATS; conversion of opportunities into Order Bookings; the announcement of new Order Bookings and the anticipated timeline for delivery; potential impacts on the time to convert opportunities into Order Bookings; expected Order Bookings activity over the balance of fiscal 2027; the expectation that the Company's Order Backlog will help mitigate some of the impact of variable Order Bookings on revenue in the short term; the conversion of Order Backlog into revenue, including the timing and pace of project execution and revenue recognition; the expected benefits where the Company engages with customers on enterprise-type solutions; the Company's plan to focus on increasing after-market sales and service revenue, including the benefits related thereto; the potential impact of the Company's approach to market and timing of customer decisions on Order Bookings, performance period, and timing of revenue recognition; the Company's expectations and beliefs regarding customer demand trends; the Company's expectations regarding lifecycle service opportunities with respect to its nuclear business; expected benefits with respect to the Company's efforts to grow its product portfolio and after-sale service revenues; the ability of after-sales revenues and reoccurring revenues to provide some balance to customers' capital expenditure cycles; the range of the expected reoccurring revenues on a trailing twelve-month basis; initiatives in furtherance of revenue growth and improvement of profitability; the expected improvement of the Company's adjusted earnings from operations margin in fiscal 2027 through operational initiatives and portfolio development, and a combination of lower costs achieved from existing and planned restructuring and reorganization activities, disciplined execution of the ABM across the portfolio, targeted commercial practices, and an improved after-market mix supported by the integration of services directly into the Company's operating units; the expected cost reductions as a result of the reorganization activities; the expected long-term adjusted earnings from operations margin target; management's expectations regarding adjusted earnings from operations margin for the remainder of fiscal 2027 and following the fourth quarter of fiscal 2027; the anticipated range of revenues for the following quarter; the expected revenue growth for fiscal 2027, and the Company's long term goal to grow revenues greater than market growth rates in its chosen markets; the expectation that the ongoing reorganization of the Company's transportation-related operations will remove dilutive revenues; the expectation that management will operate above its targeted leverage ratio for the remainder of fiscal 2027; the expected impacts of the Company's capital allocation plan; the Company's expected improvements in free cash flow and the multi-year free cash flow target; expectation of realization of cost and revenue synergies consistent with announced integration plans; the Company's long-term goal of non-cash working capital as a percentage of annualized revenues; the expectation to continue investing in non-cash working capital to support growth; planned reorganization activities in future quarters, including the Fixed Cost Transformation Program, the European Footprint Consolidation, the expected restructuring costs in future quarters, the expectation that the restructuring and other related costs to be funded by proceeds of the sale of buildings in the U.S. and in Germany in fiscal 2027, the reinvestment of a portion of savings from the reorganization activities in higher-growth areas, the expectation of restructuring and reorganization activity to support the Company's margin expansion initiative throughout fiscal 2027 including the expected timing, scope, anticipated benefits of these initiatives to simplify the Company's operating structure and the expected annualized cost savings of such activities; the Company's expectations regarding the timing of recognition of gains as a result of the disposition of certain U.S. facilities; the Company's expectations regarding its ability to absorb fixed costs for the remainder of fiscal 2027; the Company's expectations regarding market conditions with respect to its various businesses, including laboratory equipment; the expected stock-based compensation expense per quarter in fiscal 2027; expectations in relation to meeting liquidity and funding requirements for investments; potential to use debt or equity financing to support strategic opportunities and growth strategy; underlying trends driving customer demand; potential impacts of variability in bookings caused by the timing and geographies of customer capital expenditure decisions on larger opportunities; the ability to achieve revenue growth organically and by identifying strategic acquisition opportunities; expected capital expenditures for fiscal 2027; the remediation plan for the material weakness in the Company's internal control over financial reporting, and the effectiveness of the upgraded ERP system; the uncertainty and potential impact on the Company's business and operations due to the current macroeconomic environment including the impacts of inflation, uncertainty caused by the supply chain dynamics, interest rate changes, tariffs imposed by the U.S. and the shifting trade dynamics, geo-political issues, and regional or global conflicts; steps taken by the Company to mitigate risks as a result of the tariffs imposed by the U.S., the expected future impact of such tariffs on the Company's business, including Section 338 tariffs and Section 301 tariffs, and the potential impact of changes to tariff policy; and the Company's belief with respect to the outcome or impact of any lawsuits, claims, counterclaims and contingencies.

Forward-looking statements are inherently subject to significant known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of ATS, or developments in ATS' business or in its industry, to differ materially from the anticipated results, performance, achievements, or developments expressed or implied by such forward-looking statements. Important risks, uncertainties, and factors that could cause actual results to differ materially from expectations expressed in the forward-looking statements include, but are not limited to: the impact of regional or global conflicts; general market performance including capital market conditions and availability and cost of credit; risks related to the shifting trade dynamics including tariffs, trade policy, and trade restrictions; risks related to a recession, slowdown, and/or sustained downturn in the economy; performance of the markets that ATS serves; industry challenges in securing the supply of labour, materials, and, in certain jurisdictions, energy sources such as natural gas; impact of inflation; interest rate changes; foreign currency and exchange risk; the relative weakness of the Canadian dollar; risks related to customer concentration; risks related to any customer disagreements; impact of factors such as increased pricing pressure, decreases in availability and a corresponding increase in cost of energy and supplies, and delays in relation thereto, further delays or revisions of customer awards, lower-than-expected Order Bookings, failure of expected Order Bookings to materialize over the balance of fiscal 2027, delays in converting Order Bookings or Order Backlog into revenue, and possible margin compression related thereto; the regulatory and tax environment; the emergence of new infectious diseases or any epidemic or pandemic outbreak or resurgence, and collateral consequences thereof, including the disruption of economic activity, volatility in capital and credit markets, and legislative and regulatory responses; the impacts of inflation, uncertainty caused by the supply chain dynamics, interest rate changes, shifting trade dynamics and tariffs, and regional or global conflicts that have in the past and may in the future lead to significant price and trading fluctuations in the market price for securities in the stock markets, including the TSX and the NYSE; the expected future impact of tariffs on the Company's business, including the Section 338 tariffs; the inability of the Company to shift production of tariff impacted volume to other facilities; energy shortages and global price increases; inability to successfully expand through development of new markets and business platforms, expanding service offerings, investment in innovation and product development, and strategic and disciplined acquisition, due to an inability to grow expertise, personnel, and/or facilities at required rates or to identify, negotiate and conclude one or more acquisitions; or to raise, through debt or equity, or otherwise have available, required capital; that the ABM is not effective in accomplishing its goals; that ATS is unable to expand in emerging markets, or is delayed in relation thereto, due to any number of reasons, including inability to effectively execute organic or inorganic expansion plans, focus on other business priorities, or local government regulations or delays; that the timing of completion of new Order Bookings is other than as expected due to various reasons, including schedule changes or the customer exercising any right to withdraw the Order Booking or to terminate the program in whole or in part prior to its completion, thereby preventing ATS from realizing on the full benefit of the program; that some or all of the sales funnel is not converted to Order Bookings due to competitive factors or failure to meet customer needs; that the market opportunities ATS anticipates do not materialize, develop slower than expected or that ATS is unable to exploit such opportunities; failure to convert Order Backlog to revenue and/or variations in the amount of Order Backlog completed in any given quarter; timing of customer decisions related to large enterprise programs and potential for negative impact associated with any cancellations or non-performance in relation thereto; that the Company is not successful in growing its product portfolio and/or service offering or that expected benefits are not realized; that efforts to improve adjusted earnings from operations margin for the remainder of fiscal 2027 and following the fourth quarter of fiscal 2027 and over the long-term are unsuccessful, due to any number of reasons, including less than anticipated increase in after-sales service revenues or reduced margins attached to those revenues, inability to achieve lower costs through supply chain management, price and lead-time volatility, failure to develop, adopt internally, or have customers adopt, standardized platforms and technologies, inability to maintain current cost structure if revenues were to grow, and failure of ABM to impact margins; that after-sales or reoccurring revenues do not provide the expected balance to customers' expenditure cycles; that revenues are not in the expected range; that acquisitions made are not integrated as quickly or effectively as planned or expected and, as a result, anticipated benefits and synergies are not realized; non-cash working capital as a percentage of adjusted revenues operating at a level other than as expected due to reasons, including, the timing and nature of Order Bookings, the timing of payment milestones and payment terms in customer contracts, and delays in customer programs; that planned reorganization activities are not completed at the cost or within the timelines expected, or at all; underlying trends driving customer demand will not materialize or have the impact expected; that capital expenditure targets are increased in the future or the Company experiences cost increases in relation thereto; the remediation plan for the material weakness in the Company's internal control over financial reporting and the upgraded ERP system are not effective; risk that the ultimate outcome of lawsuits, claims, and contingencies give rise to material liabilities for which no provisions have been recorded; the consequence of activist initiatives on the business performance, results, or share price of the Company; the impact of analyst reports on price and trading volume of ATS' shares; impact of the leadership transition; and other risks and uncertainties detailed from time to time in ATS' filings with securities regulators, including, without limitation, the risk factors described in ATS' Annual Information Form, which are available on the SEDAR+ at www.sedarplus.ca and on the U.S. Securities Exchange Commission's EDGAR at www.sec.gov. ATS has attempted to identify important factors that could cause actual results to materially differ from current expectations; however, there may be other factors that cause actual results to differ materially from such expectations.

Forward-looking statements are necessarily based on a number of estimates, factors, and assumptions regarding, among others, management's current plans, estimates, projections, beliefs and opinions, the future performance and results of the Company's business and operations; the ability of ATS to execute on its business objectives; the effectiveness of ABM in accomplishing its goals; the ability to successfully implement margin expansion initiatives; management's assessment as to the project schedules across all customer contracts in Order Backlog, the strengthening of Order Bookings over the balance of fiscal 2027 and the conversion of those Order Bookings and Order Backlog into revenue within expected timelines, faster-turn product and services revenues, expected delivery timing of third-party equipment and operational capacity; management's assessment of the mix of projects in the funnel and Order Backlog that may or may not convert to revenue and the associated margins of such projects; the volume of outstanding projects the Company is contracted to perform, the size and duration of those projects, and the timing of project activities including design, assembly, testing, and installation will support revenue growth; initiatives in furtherance of the Company's goal of improving its adjusted earnings from operations margin in fiscal 2027 and over the long term will result in improvements to adjusted earnings from operations margin; the anticipated growth or capabilities in the life sciences, radiopharmaceuticals food & beverage, consumer products, energy, and nuclear markets; the ability to seek out, enter into and successfully integrate acquisitions; the Company's expectations of industry consolidation over the next two years; the Company's expectations regarding future market conditions; ongoing cost inflationary pressures and the Company's ability to respond to such inflationary pressures; the effects of foreign currency exchange rate fluctuations on its operations; the Company's competitive position in the industry, including global presence, size and critical mass, technical skills, capabilities and experience, product and technology portfolio, recognized brands, trusted customer relationships, and total-solutions capabilities; the underlying trends driving customer demand for ATS solutions remain favourable; the Company's ability to adapt and develop solutions that keep pace with continuing changes in technology and customer needs; the ability to maintain mutually beneficial relationships with the Company's customers; planned restructuring and reorganization activities will be implemented as expected and within anticipated cost ranges; and general economic and political conditions, and global events, including any regional and global conflicts, epidemic or pandemic outbreak or resurgence, and the international trade dynamics.

Forward-looking statements included in this MD&A are only provided to understand management's current expectations relating to future periods and, as such, are not appropriate for any other purpose. Although ATS believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. ATS does not undertake any obligation to update forward-looking statements contained herein other than as required by law.

Certain forward-looking information included herein may also constitute a "financial outlook" within the meaning of applicable securities laws. Such financial outlook may include, without limitation, statements regarding expected revenues, expected adjusted earnings from operations margin, adjusted earnings from operations margin targets, expected restructuring costs, expected capital expenditures and free cash flow targets. Financial outlook involves statements about ATS' prospective financial performance, financial position or cash flows that is based on and subject to the assumptions about future economic conditions and courses of action described above as well as management's assessment of project schedules across all customer contracts in Order Backlog, expectations for faster-turn product and services revenues, expected delivery timing of third-party equipment and operational capacity, and lower costs achieved from the transportation reorganization. Such assumptions are based on management's assessment of the relevant information currently available and any financial outlook included herein is provided for the purpose of helping readers understand management's current expectations and plans for the future as of the date hereof. The actual results of ATS' operations may vary from the amounts set forth in any financial outlook and such variances may be material. Readers are cautioned that reliance on any financial outlook may not be appropriate for other purposes or in other circumstances and that the risk factors described above and other factors may cause actual results to differ materially from any financial outlook.

NON-IFRS AND OTHER FINANCIAL MEASURES

Throughout this document, management uses certain non-IFRS financial measures, non-IFRS ratios and supplementary financial measures to evaluate the performance of the Company.

The terms "EBITDA", "organic revenue", "adjusted net income", "adjusted earnings from operations", "adjusted revenues", "adjusted EBITDA", "pro forma adjusted EBITDA", "adjusted basic earnings per share", "adjusted income tax provision", and "free cash flow", are non-IFRS financial measures, "EBITDA margin", "adjusted earnings from operations margin", "adjusted EBITDA margin", "organic revenue growth", "non-cash working capital as a percentage of adjusted revenues", "net debt to pro forma adjusted EBITDA", and "adjusted effective tax rate" are non-IFRS ratios, and "operating margin", "Order Bookings", "organic Order Bookings", "organic Order Bookings growth", "Order Backlog", and "book-to-bill ratio" are supplementary financial measures, all of which do not have any standardized meaning prescribed within IFRS and therefore may not be comparable to similar measures presented by other companies. Such measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. In addition, management uses "earnings from operations", which is an additional IFRS measure, to evaluate the performance of the Company. Earnings from operations is presented on the Company's consolidated statements of income as net income excluding income tax expense and net finance costs. Operating margin is an expression of the Company's earnings from operations as a percentage of adjusted revenues. EBITDA is defined as earnings from operations excluding depreciation and amortization. EBITDA margin is an expression of the Company's EBITDA as a percentage of adjusted revenues. Organic revenue is defined as adjusted revenues in the stated period excluding revenues from acquired companies for which the acquired company was not a part of the consolidated group in the comparable period. Organic revenue growth compares the stated period organic revenue with the reported adjusted revenue of the comparable prior period. Adjusted earnings from operations is defined as earnings from operations before items excluded from management's internal analysis of operating results, such as amortization expense of acquisition-related intangible assets, acquisition-related transaction and integration costs, restructuring charges, legal settlement and cancelled contract costs that arise outside of the ordinary course of business, the mark-to-market adjustment on stock-based compensation and certain other adjustments which would be non-recurring in nature ("adjustment items"). Adjusted earnings from operations margin is an expression of the Company's adjusted earnings from operations as a percentage of adjusted revenues. Adjusted revenues are defined as revenues before any adjustment items. Adjusted EBITDA is defined as adjusted earnings from operations excluding depreciation and amortization. Pro forma adjusted EBITDA is adjusted EBITDA on a pro forma basis to reflect full contribution from recent acquisitions. Adjusted EBITDA margin is an expression of the entity's adjusted EBITDA as a percentage of revenues. Adjusted basic earnings per share is defined as adjusted net income on a basic per share basis, where adjusted net income is defined as adjusted earnings from operations less net finance costs and income tax expense, plus tax effects of adjustment items and adjusted for other significant items of a non-recurring nature. Non-cash working capital as a percentage of adjusted revenues is defined as the sum of accounts receivable, contract assets, inventories, deposits, prepaids and other assets, less accounts payable, accrued liabilities, provisions and contract liabilities divided by the trailing two fiscal quarter adjusted revenues annualized. Adjusted income tax provision is defined as income tax provision including the tax impact of adjusting items and adjusting for the impact of additional one time tax transactions. Adjusted effective tax rate is adjusted income tax expressed as a percentage of pre tax income. Free cash flow is defined as cash provided by operating activities less property, plant and equipment and intangible asset expenditures. Net debt to pro forma adjusted EBITDA is the ratio of the net debt of the Company (cash and cash equivalents less bank indebtedness, long-term debt, and lease liabilities) to the trailing twelve month pro forma adjusted EBITDA. Order Bookings represent new orders for the supply of automation systems, services and products that management believes are firm. Organic Order Bookings are defined as Order Bookings in the stated period excluding Order Bookings from acquired companies for which the acquired company was not a part of the consolidated group in the comparable period. Organic Order Bookings growth compares the stated period organic Order Bookings with the reported Order Bookings of the comparable prior period. Order Backlog is the estimated unearned portion of revenues on customer contracts that are in process and have not been completed at the specified date. Book to bill ratio is a measure of Order Bookings compared to adjusted revenue.

Following amendments to ATS' RSU Plan in 2022 to provide the Company with the option for settlement in shares purchased in the open market and the creation of the employee benefit trust to facilitate such settlement, ATS began to account for RSUs as equity-settled. However, prior RSU grants which will be cash-settled and DSU grants which will be cash-settled are accounted for as described in the Company's annual consolidated financial statements and have volatility period over period based on the fluctuating price of ATS' common shares. Certain non-IFRS financial measures (adjusted EBITDA, net debt to pro forma adjusted EBITDA, adjusted earnings from operations and adjusted basic earnings per share) exclude the impact on stock-based compensation expense of the revaluation of DSUs and RSUs resulting specifically from the change in market price of the Company's common shares between periods. Management believes that this adjustment provides insight into the Company's performance, as share price volatility drives variability in the Company's stock-based compensation expense.

Operating margin, adjusted earnings from operations, adjusted revenues, EBITDA, EBITDA margin, adjusted EBITDA, pro forma adjusted EBITDA and adjusted EBITDA margin are used by the Company to evaluate the performance of its operations. Management believes that earnings from operations is an important indicator in measuring the performance of the Company's operations on a pre-tax basis and without consideration as to how the Company finances its operations. Management believes that adjusted revenues, organic revenue and organic revenue growth, when considered with IFRS measures, allow the Company to better measure the Company's performance and evaluate long-term performance trends. Organic revenue growth also facilitates easier comparisons of the Company's performance with prior and future periods and relative comparisons to its peers. Management believes that EBITDA and adjusted EBITDA are important indicators of the Company's ability to generate operating cash flows to fund continued investment in its operations. Management believes that adjusted earnings from operations, adjusted earnings from operations margin, adjusted EBITDA, adjusted net income and adjusted basic earnings per share are important measures to increase comparability of performance between periods. The adjustment items used by management to arrive at these metrics are not considered to be indicative of the business' ongoing operating performance. Management uses the measure "non-cash working capital as a percentage of adjusted revenues" to assess overall liquidity. Management uses adjusted effective tax rate to better evaluate actual tax impact on the financial performance of the Company. Free cash flow is used by the Company to measure cash flow from operations after investment in property, plant and equipment and intangible assets. Management uses net debt to pro forma adjusted EBITDA as a measurement of leverage of the Company. Order Bookings provide an indication of the Company's ability to secure new orders for work during a specified period, while Order Backlog provides a measure of the value of Order Bookings that have not been completed at a specified point in time. Both Order Bookings and Order Backlog are indicators of future revenues that the Company expects to generate based on contracts that management believes to be firm. Organic Order Bookings and organic Order Bookings growth allow the Company to better measure the Company's performance and evaluate long-term performance trends. Organic Order Bookings growth also facilitates easier comparisons of the Company's performance with prior and future periods and relative comparisons to its peers. Book to bill ratio is used to measure the Company's ability and timeliness to convert Order Bookings into revenues. Management believes that ATS shareholders and potential investors in ATS use these additional IFRS measures and non-IFRS financial measures in making investment decisions and measuring operational results.

A reconciliation of (i) adjusted EBITDA and EBITDA to net income, (ii) adjusted earnings from operations to net income, (iii) adjusted net income to net income, (iv) adjusted basic earnings per share to basic earnings per share (v) free cash flow to its IFRS measure components (vi) adjusted revenues to revenue and (vii) organic revenue to revenue, in each case for the three and six months ended September 27, 2026 and September 28, 2025, is contained in this MD&A (see "Reconciliation of Non-IFRS Measures to IFRS Measures"). This MD&A also contains a reconciliation of (i) non-cash working capital as a percentage of adjusted revenues and (ii) net debt to their IFRS measure components, in each case at both September 27, 2026 and March 31, 2026 (see "Reconciliation of Non-IFRS Measures to IFRS Measures"). A reconciliation of adjusted earnings from operations to earnings from operations for the three and six months ended September 27, 2026 and September 28, 2025 is also contained in the MD&A (see "Earnings and Adjusted Earnings from Operations"). A reconciliation of Order Bookings and Order Backlog to total Company revenues for the three and six months ended September 27, 2026 and September 28, 2025 is also contained in this MD&A (see "Order Backlog Continuity"). A reconciliation of the adjusted effective tax rate for the three and six months ended September 27, 2026 is also contained in the MD&A (see "Reconciliation of Non-IFRS Measures to IFRS Measures").